Exhibit 99.2

Lufax Holding Ltd

INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Unaudited Interim Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2021 and 2022	F-2
Unaudited Interim Consolidated Statements of Financial Position as of December 31, 2021 and September 30, 2022	F-4
Unaudited Interim Consolidated Statements of Changes in Equity for the nine months ended September 30, 2021 and 2022	F-6
Unaudited Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and 2022	F-8
Notes to the Unaudited Interim Consolidated Financial Statements	F-9

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Nine months ended September 30,
	Note	2021	2022
		RMB’000	RMB’000
Technology platform-based income	6	29,458,153	23,344,095
Net interest income	7	9,940,117	14,611,906
Guarantee income		2,735,404	5,701,766
Other income	8	3,106,310	1,107,077
Investment income	9	792,887	1,031,031
Share of net profit/(loss) of investments accounted for using the equity method		(29,418)	1,515

Total income		46,003,453	45,797,390

Sales and marketing expenses	10	(13,158,261)	(12,050,538)
General and administrative expenses	10	(2,588,459)	(2,079,697)
Operation and servicing expenses	10	(4,657,930)	(4,770,562)
Technology and analytics expenses	10	(1,487,347)	(1,414,885)
Credit impairment losses	11	(4,110,742)	(10,291,935)
Asset impairment losses	24,26	(411,596)	(420,007)
Finance costs	12	(728,156)	(737,950)
Other gains/(losses)—net	13	199,572	(415,322)

Total expenses		(26,942,919)	(32,180,896)

Profit before income tax expenses		19,060,534	13,616,494
Less: Income tax expenses	14	(5,247,768)	(4,035,520)

Net profit for the period		13,812,766	9,580,974

Net profit attributable to:
Owners of the Company		13,898,293	9,514,661
Non-controlling interests		(85,527)	66,313

		13,812,766	9,580,974

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(CONTINUED)

		Nine months ended September 30,
	Note	2021	2022
		RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that will not be reclassified to profit or loss
-Exchange differences on translation of foreign operations		(33,760)	(1,447,515)

Total comprehensive income for the period		13,779,006	8,133,459

Total comprehensive income attributable to:
Owners of the Company		13,864,577	8,066,291
Non-controlling interests		(85,571)	67,168

		13,779,006	8,133,459

Earnings per share (expressed in RMB per share)
-Basic earnings per share	15	11.69	8.31

-Diluted earnings per share	15	10.91	7.97

-Basic earnings per ADS	15	5.85	4.16

-Diluted earnings per ADS	15	5.46	3.99

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2021	As of September 30, 2022
	Note	RMB’000	RMB’000
ASSETS
Cash at bank	16	34,743,188	45,802,911
Restricted cash	16	30,453,539	27,021,836
Financial assets at fair value through profit or loss	17	31,023,211	25,564,173
Financial assets at amortized cost	18	3,784,613	4,749,482
Financial assets purchased under reverse repurchase agreements	19	5,527,177	—
Accounts and other receivables and contract assets	20	22,344,773	18,477,641
Loans to customers	21	214,972,110	232,229,739
Deferred tax assets	22	4,873,370	3,978,163
Property and equipment	23	380,081	314,618
Investments accounted for using the equity method		459,496	41,005
Intangible assets	24	899,406	892,068
Right-of-use assets	25	804,990	764,247
Goodwill	26	8,918,108	8,918,108
Other assets	27	1,249,424	1,915,345

Total assets		360,433,486	370,669,336

LIABILITIES
Payable to platform investors	28	2,747,891	1,987,045
Borrowings	29	25,927,417	35,780,452
Bond payable	30	—	2,150,793
Current income tax liabilities		8,222,684	1,149,341
Accounts and other payables and contract liabilities	31	8,814,255	11,638,679
Payable to investors of consolidated structured entities	32	195,446,140	193,610,897
Financing guarantee liabilities	33	2,697,109	4,510,096
Deferred tax liabilities	22	833,694	944,792
Lease liabilities	25	794,544	764,049
Convertible promissory note payable	34	10,669,498	12,618,789
Optionally convertible promissory notes	35	7,405,103	8,162,603
Other liabilities	36	2,315,948	2,254,533

Total liabilities		265,874,283	275,572,069

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

		As of December 31, 2021	As of September 30, 2022
	Note	RMB’000	RMB’000
EQUITY
Share capital	37	75	75
Share premium	37	33,365,786	25,857,702
Treasury shares	38	(5,560,104)	(5,642,769)
Other reserves	39	9,304,995	7,836,643
Retained earnings	40	55,942,943	65,457,604

Total equity attributable to owners’ of the Company		93,053,695	93,509,255

Non-controlling interests		1,505,508	1,588,012

Total equity		94,559,203	95,097,267

Total liabilities and equity		360,433,486	370,669,336

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Attributable to owners of the Group
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021		77	33,213,426	(2)	7,418,710	40,927,597	81,559,808	1,591,513	83,151,321

Net profit for the period		—	—	—	—	13,898,293	13,898,293	(85,527)	13,812,766
Other comprehensive income		—	—	—	(33,716)	—	(33,716)	(44)	(33,760)

Total comprehensive income for the period		—	—	—	(33,716)	13,898,293	13,864,577	(85,571)	13,779,006

Transactions with owners
Repurchase of ordinary shares	38	—	—	(3,747,348)	—	—	(3,747,348)	—	(3,747,348)
Retirement of ordinary shares	37, 38	(2)	—	2	—	—	—	—	—
Issuance of ordinary shares for share-based payment	37, 38	—	—	—	—	—	—	—	—
Exercise of share-based payment	37, 39	—	69,740	—	(28,453)	—	41,287	—	41,287
Contributions from non-controlling interests		—	—	—	—	—	—	689	689
Share-based payment	43	—	—	—	100,597	—	100,597	1,050	101,647

As of September 30, 2021		75	33,283,166	(3,747,348)	7,457,138	54,825,890	91,818,921	1,507,681	93,326,602

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Note	Attributable to owners of the Group
		Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total	Non-controlling interests	Total Equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022		75	33,365,786	(5,560,104)	9,304,995	55,942,943	93,053,695	1,505,508	94,559,203

Net profit for the period		—	—	—	—	9,514,661	9,514,661	66,313	9,580,974
Other comprehensive income		—	—	—	(1,448,370)		(1,448,370)	855	(1,447,515)

Total comprehensive income for the period		—	—	—	(1,448,370)	9,514,661	8,066,291	67,168	8,133,459

Transactions with owners
Repurchase of ordinary shares	38	—	—	(82,665)	—	—	(82,665)	—	(82,665)
Capital reduction from non-controlling interests	37,38	—	—	—	—	—	—	(1,118)	(1,118)
Exercise of share-based payment	37,39	—	120,250	—	(61,520)	—	58,730	—	58,730
Contributions from non-controlling interests		—	—	—	—	—	—	15,938	15,938
Dividend declared	37	—	(7,628,334)	—	—	—	(7,628,334)	—	(7,628,334)
Share-based payment	43	—	—	—	41,538	—	41,538	516	42,054

As of September 30, 2022		75	25,857,702	(5,642,769)	7,836,643	65,457,604	93,509,255	1,588,012	95,097,267

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

			Nine months ended September 30,
	Note		2021	2022
			RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operating activities	42	(a)	11,663,140	9,358,889
Income tax paid			(6,046,107)	(9,727,222)

Net cash generated from/(used in) operating activities			5,617,033	(368,333)

Cash flows from investing activities
Proceeds from sale of investment assets			102,281,587	77,795,567
Proceeds from sale of property and equipment			4	18,694
Interest received on investment assets			959,545	1,289,966
Payment for acquisition of investment assets			(101,210,344)	(77,164,166)
Securities purchases under agreements to resell, net			(4,599,853)	5,527,177
Payment for property and equipment and other long-term assets			(66,578)	(83,095)
Payment for acquisition of subsidiary, net of cash acquired			—	—

Net cash generated from/(used in) investing activities			(2,635,639)	7,384,143

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities			689	15,938

Including: Proceeds from capital contribution from the non-controlling shareholder of subsidiaries			689	15,938

Proceeds from exercise of share-based payment			26,147	94,140
Proceeds from borrowings			5,931,900	8,836,338
Repayment of borrowings			(1,251,652)	(5,423,932)
Payment for lease liabilities			(484,575)	(455,939)
Payment for interest expenses			(513,644)	(966,226)
Payment for dividend declared			—	(4,943,882)
Payment for repurchase of ordinary shares			(4,525,190)	—

Net cash generated from/(used in) financing activities			(816,325)	(2,843,563)

Effect of exchange rate changes on cash and cash equivalents			(44,253)	205,976

Net increase/(decrease) in cash and cash equivalents			2,120,816	4,378,223
Add: Cash and cash equivalents at the beginning of the period			23,785,651	26,496,310

Cash and cash equivalents at the end of the period	42	(c)	25,906,467	30,874,533

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1	General information

Lufax Holding Ltd (the “Company”) was incorporated in the Cayman Islands on December 2, 2014 as an exempted company with limited liability under the Companies Law (Revised) of the Cayman Islands. The address of its registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The Company is an investment holding company and with its consolidated subsidiaries and consolidated structured entities that are controlled through contractual arrangements (“Consolidated Affiliated Entities”, or “OPCO”) (collectively referred to as the “Group”) are principally engaged in core retail credit and enablement business to both borrowers and institutional (the “Listing Business”) in the People’s Republic of China (the “PRC”).

2	History and reorganization of the Group

The Group subscribed RMB3.5 billion or 70% of the equity interest of Ping An Consumer Finance while Ping An Group subscribed RMB1.5 billion or 30%. Ping An Consumer Finance obtained approval from China Banking and Insurance Regulatory Commission (“CBIRC”) in March, 2020 for commencement of operation and started the consumer finance business from April, 2020.

On November 29, 2018 and January 31, 2019, the Group completed two batches of C-round investment with a series of independent third-party investors and issued 44,256,290 and 2,693,435 shares of Class C ordinary shares at the price of USD30.07 per share, for cash consideration of USD1,331 million (equivalent of approximately RMB9,230 million) and USD81 million (equivalent of approximately RMB542 million), respectively.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

On September 30, 2020, the Company issued automatically convertible promissory notes and optionally convertible promissory notes (collectively, “Convertible Notes”) in a total principal amount of USD1,362 million to certain holders of the Class C ordinary shares, in exchange for a total of 45,287,111 Class C ordinary shares held by them (collectively, the “C-round restructuring”). The automatically convertible promissory notes were converted into ordinary shares automatically upon the closing of the Company’s IPO. The optionally convertible promissory notes can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, during the period between the completion of the IPO and September 29, 2023. The Company pays 6% annual interest to the holders of Convertible Notes until the notes are fully repaid or converted. As a result of this transaction, the Company recorded an one-time expense of USD195 million (equivalent to RMB1,326 million (refer to Note 12)) mainly due to the higher aggregate fair value of approximately Convertible Notes compared to the Class C ordinary shares.

On October 30, 2020, the Company’s American depositary shares (“ADSs”) commenced trading on the New York Stock Exchange under the ticker symbol “LU”. On December 1, 2020, the underwriters partially exercised their over-allotment option to purchase additional ADSs. As a result, the Company issued and sold an aggregate of 199,155,128 ADSs in its IPO (including 24,155,128 ADSs sold upon the underwriters’ partial exercise of their over-allotment option), each two ADSs representing one ordinary share, for a total of 99,577,564 ordinary shares, at the price of USD13.5 per ADS, which raised total net proceeds of USD2,581 million (equivalent to approximately RMB17,305 million) after deducting underwriting commissions and the offering expenses payable by the Company, including USD314 million sold upon the underwriters’ partial exercise of their over-allotment options. Immediately prior to the completion of the IPO, all of the Company’s issued and outstanding Class B ordinary shares and Class C ordinary shares were automatically converted into 136,859,460 Class A ordinary shares on a one-for-one basis while all of then issued and outstanding Class A ordinary shares were re-designated and re-classified into ordinary shares on a one-for-one basis. Upon the completion of the IPO, all of the outstanding automatically convertible promissory notes were automatically converted into 7,566,665 ordinary shares at the IPO price of USD13.50 per ADS (or USD27.00 per ordinary share). As of December 31, 2020, the Company has 1,231,150,560 ordinary shares issued and outstanding (including 35,644,803 ordinary shares issued to Tun Kung Company Limited reserved for use under the Company’s share incentive plans (refer to Note 43)).

During 2021, the board of directors of the Company authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its ADSs during a specific period of time. As of September 30, 2022, the Company had repurchased approximately 110 million ADSs (or 55 million ordinary shares) for approximately USD877 million under share repurchase programs.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

(a)	As of September 30, 2022, the Company had direct or indirect interests in the principal subsidiaries and the principal consolidated affiliated entities as below.

Company Name	Country/place and date of incorporation	Attributable equity interest/economic interest to the Group
Controlled through direct equity holding:
Gem Blazing Limited	Cayman/May 28, 2015	100%
Wincon Hong Kong Investment Company Limited	Hong Kong/December 29, 2014	100%
Weikun (Shanghai) Technology Service Co., Ltd. (“Weikun Technology”)	Shanghai/February 28, 2015	100%
Jinjiong (Shenzhen) Technology Service Company Ltd.	Shenzhen/October 16, 2017	100%
Lufax Holding (Shenzhen) Technology Service Co., Ltd.	Shenzhen/September 25, 2018	100%
Gem Alliance Limited	Cayman/May 26, 2015	100%
Harmonious Splendor Limited	Hong Kong/June 1, 2015	100%
Ping An Puhui Financing Guarantee Co., Ltd.	Nanjing/December 25, 2007	100%
Ping An Puhui Enterprises Management Co., Ltd.	Shenzhen/July 7, 2015	100%
Ping An Puhui Investment & Consulting Co., Ltd.	Shenzhen/September 5, 2005	100%
Shenzhen Ping An Puhui Microloan Co., Ltd.	Shenzhen/September 19, 2010	100%
Ping An Puhui Information Services Co., Ltd.	Harbin/July 18, 2016	100%
Ping An Consumer Finance Co., Ltd.	Shanghai/April 9, 2020	70%

Controlled through Contractual Agreements:
Shanghai Xiongguo Enterprise Management Co., Ltd. (“Xiongguo”)	Shanghai/December 10, 2014	100%
Shanghai Lufax Information Technology Co., Ltd.	Shanghai/September 29, 2011	100%
Shenzhen Lufax Holding Enterprise Management Co., Ltd.	Shenzhen/May 23, 2018	100%

The English names of certain subsidiaries of the Group represent the best effort by the Company’s management to translate their Chinese names, as these subsidiaries do not have official English names.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

(b)	The following table sets forth the major consolidated structured entities other than Consolidated Affiliated Entities of the Group as of September 30, 2022.

Name	Amount of investment by the Group	Remaining unpaid principal of structured entities (i)
	RMB’000	RMB’000
Trust A	4,020,000	4,020,000
Trust B	2,590,000	2,590,000
Trust C	2,430,000	2,430,000
Trust D	1,960,000	1,960,000
Trust E	1,600,000	1,600,000
Trust F	1,540,000	1,540,000
Trust G	1,501,000	1,501,000
Trust H	18,000	1,200,000
Trust I	21,090	1,135,750
Trust J	1,110,000	1,110,000

As of September 30, 2022, the remaining unpaid principal held by Ping An Group accounted for less than 15% of all consolidated structured entities. Meanwhile, Ping An Group also provides certain services to certain consolidated structure entities.

(i)	The remaining unpaid principal is the amount not yet paid to the investors.

(c)

PRC laws and regulations prohibit or restrict foreign ownership of companies that conduct certain internet-based business, which include activities and services provided by the Group. The Group operates part of its business in the PRC through a series of contractual arrangements (collectively, “Contractual Arrangements”) entered into among wholly-owned subsidiaries of the Company (“WFOE”), Consolidated Affiliated Entities and the shareholders of Consolidated Affiliated Entities (“Onshore Shareholders”) that are authorized by the Group. The Contractual Arrangements include Exclusive Equity Interest Option Agreements, Exclusive Business Cooperation Arrangements, Exclusive Asset Option Agreements, Share Pledge Agreements and Voting Trust Agreements.

Under the Contractual Arrangements, the Company has the power to control the management, financial and operating policies of the Consolidated Affiliated Entities, has exposure or rights to variable returns from its involvement with the Consolidated Affiliated Entities, and has ability to use its power over the Consolidated Affiliated Entities to affect the amount of the returns. As a result, all of these Consolidated Affiliated Entities are accounted for as consolidated structured entities of the Company and their financial statements have also been consolidated by the Company. The table below sets forth the principal Consolidated Affiliated Entities of the Group as of September 30, 2022:

Contract Date	WFOE	OPCO
March 23, 2015	Weikun Technology	Xiongguo
March 23, 2015	Weikun Technology	Shanghai Lufax Information Technology Co., Ltd
November 21, 2018	Lufax (Shenzhen) Technology Service Co., Ltd	Shenzhen Lufax Holding Enterprise Management Co., Ltd

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

The principal terms of the Contractual Arrangements are further described below:

•	Exclusive Equity Interest Option Agreement

Each Onshore Shareholder (which, collectively, legally own 100% of the shares of OPCO) have irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the equity interests in OPCO. WFOE shall be entitled to absolute discretion over the time, manner and times to exercise the option. Except for WFOE and the Designee(s), no other person shall be entitled to the Equity Interest Purchase Option or other rights with respect to the equity interests of OPCO held by any Onshore Shareholder. OPCO agreed to the grant by each Onshore Shareholder of the Equity Interest Purchase Option to WFOE.

•	Exclusive Business Cooperation Agreement

OPCO appointed WFOE as OPCO’s exclusive services provider to provide OPCO with complete business support and technical and consulting services during the term of the Agreement. OPCO agreed to accept all the consultations and services provided by WFOE exclusively unless with written consent of the WFOE and to accept the consultations and services by a third party appointed by WFOE. WFOE shall provide financial support for OPCO to maintain an ordinary business.

•	Exclusive Asset Option Agreement

OPCO irrevocably and unconditionally granted WFOE an irrevocable and exclusive right to purchase, or designate one or more persons (each, a “Designee”) to purchase the assets then held by OPCO once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. WFOE is entitled to absolute discretion over the time, manner and times to exercise the Option. Except for WFOE and the Designee(s), no other person shall be entitled to the Assets Purchase Option or other rights with respect to the assets of OPCO. Each Onshore Shareholder agreed to the grant by OPCO of the Assets Option to WFOE.

•	Share Pledge Agreement

As collateral security for the prompt and complete performance of any and all obligations of each Onshore Shareholder (legally owns 100% of the shares of OPCO) under the Cooperation Agreements (collectively, the “Secured Obligations”), Onshore Shareholder pledged to WFOE a first security interest in its share of the equity interest of OPCO.

•	Voting trust Agreement

Each Onshore Shareholder exclusively entrusted and authorized WFOE to exercise voting, management, and other shareholder rights of OPCO on its behalf. The powers and rights of WFOE granted under the said exclusive entrustment include but not limited to the following: propose, convene and attend shareholders’ meetings of OPCO; exercise all the shareholder’s rights and shareholder’s voting rights that each Onshore Shareholder is entitled to under the laws of the PRC and OPCO’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of Shares in part or in whole, and participate in dividend distributions or any other type of distribution of OPCO.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities

In the opinion of the Company’s management, the Contractual Arrangements discussed above have resulted in the Company and WFOE having the power to direct activities that most significantly impact the Consolidated Affiliated Entities, including appointing key management, setting up operating policies, exerting financial controls and transferring profit or assets out of the Consolidated Affiliated Entities at its discretion. The Company has the power to direct activities of the Consolidated Affiliated Entities and can have assets transferred out of the Consolidated Affiliated Entities under its control. Currently there is no contractual arrangement that could require the Company to provide additional financial support to the Consolidated Affiliated Entities. As the Company is conducting its Internet-related conduct mainly through the Consolidated Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss. As the Consolidated Affiliated Entities organized in the PRC were established as limited liability companies under PRC law, their creditors do not have recourse to the general credit of WFOE for the liabilities of the Consolidated Affiliated Entities, and WFOE does not have the obligation to assume the liabilities of these Consolidated Affiliated Entities.

The Company determined that the Contractual Arrangements are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce the Contractual Arrangements.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it has taken effect on January 1, 2020. The Foreign Investment Law has replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those the Company relies on as a form of foreign investment. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard Contractual Arrangements as a form of foreign investment. If this happens, it is uncertain whether the Contractual Arrangements with the Consolidated Affiliated Entities, its subsidiaries and its shareholders would be recognized as foreign investment, or whether the Contractual Arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how the Contractual Arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that the Contractual Arrangements, the business of the Consolidated Affiliated Entities and financial conditions of the Company will not be materially and adversely affected.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

(d)	Risks in relation to the Consolidated Affiliated Entities (Continued)

The Company’s ability to control Consolidated Affiliated Entities also depends on rights provided to WFOEs under the Voting trust Agreement, to vote on all matters requiring shareholder approval. As noted above, the Company believes the Voting trust Agreement is legally enforceable, but they may not be as effective as direct equity ownership. In addition, if the corporate structure of the Group or the contractual arrangements among WFOEs, the Consolidated Affiliated Entities and their respective shareholders were found to be in violation of any existing PRC laws and regulations, the relevant PRC regulatory authorities could:

•	revoke Consolidated Affiliated Entities’ business and operating licenses;

•	require Consolidated Affiliated Entities to discontinue or restrict its operations;

•	restrict Consolidated Affiliated Entities’ right to collect revenues;

•	block Consolidated Affiliated Entities’ websites;

•	require the Group to restructure the operations, re-apply for the necessary licenses or relocate its business, staff and assets;

•	impose additional conditions or requirements with the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

(e)

The following are major unaudited interim financial information of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2021 and September 30, 2022 and for the nine months ended September 30, 2021 and 2022.

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000

Assets arising from inter-company transactions	3,911	12,894
Amount due from Group companies	535,200	1,840,507
Total assets	21,721,834	13,333,917
Amount due to Group companies	19,827,134	13,465,695
Total liabilities	24,101,238	16,043,501

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

(e)

The following are major unaudited interim financial information of the Group’s Consolidated Affiliated Entities and their consolidated subsidiaries as of December 31, 2021 and September 30, 2022 and for the nine months ended September 30, 2021 and 2022. (Continued)

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000

Inter-company revenues	257	124,648
Total income	1,077,261	790,855
Inter-company expenses	1,048,833	446,703
Total expense	(1,485,179)	(1,111,118)
Net loss	(407,918)	(320,263)
Inter-company cash flow	3,173,077	(1,524,171)
Reclassification (i)	—	1,894,243
Other operating activities	(119,894)	(1,543,999)
Net cash generated from/(used in) operating activities	3,053,183	(1,173,927)
Inter-company cash flow	(858,430)	561,372
Reclassification (i)	—	(1,894,243)
Payment for advances to consolidated entities	(500,000)	—
Receipts of repayment of the advances from consolidated entities	1,064,669	158
Proceeds from sale of investment assets	16,400,181	12,745,078
Payment for acquisition of investment assets	(8,737,354)	(8,648,831)
Other investing activities	(4,599,849)	4,722,257
Net cash generated from/(used in) investing activities	2,769,217	7,485,791
Repayment for advances to consolidated entities	(9,753,080)	(8,619,250)
Receipts of advances from consolidated entities	4,794,001	3,277,000
Proceeds from borrowings	572,000	—
Repayment of interest expenses and borrowings	(660,661)	(568,919)
Other financing activities	—	85,166
Net cash generated from/(used in) financing activities	(5,047,740)	(5,826,003)

Effect of exchange rate changes on cash and cash equivalents	(10)	26
Net increase/(decrease) in cash	774,650	485,887
Cash at the beginning of the period	1,426,058	904,360

Cash at the end of the period	2,200,708	1,390,247

(i)

This represents the reclassification of certain cash flows that were considered as investing activities in the financial statements of consolidated affiliated entities and consolidated affiliated entities’ subsidiaries and as operating activities in the consolidated financial statements.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

2	History and reorganization of the group (Continued)

As of December 31, 2021 and September 30, 2022, the total assets of Group’s Consolidated Affiliated Entities were mainly consisting of cash at bank, restricted cash, financial assets at fair value through profit or loss, financial assets at amortized cost, accounts and other receivables, deferred tax assets and other assets. The total liabilities were mainly consisting of payable to platform users, borrowings, accounts and other payables, payables to investors of consolidated structured entities and other liabilities.

3	Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented unless otherwise stated.

3.1	Basis of preparation

The accompanying unaudited interim consolidated financial statments of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The unaudited interim consolidated financail statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss, which are carried at fair value.

The preparation of the unaudited interim consolidated financial statments in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited interim consolidated financial statments are disclosed in Note 5 below.

New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and amendments for the first time for its unaudited interim consolidated financial statments period commencing January 1, 2022:

•	Onerous Contracts—Cost of Fulfilling a Contract—Amendments to IAS 16

•	Reference to the Conceptual Framework—Amendments to IFRS 3

•	Property, Plant and Equipment: Proceeds before intended use—Amendments to IAS 16

•	IFRS 9 Financial Instruments, IFRS 16 Leases, IFRS 1 First-time Adoption of International Financial Reporting Standards, IAS 41 Agriculture—Annual Improvements to IFRS Standards 2018—2020

•	Amendment to IFRS 16, ‘Leases’—Covid-19 related rent concessions Extension of the practical expedient (effective 1 April 2021)

•	IFRIC Agenda decision—Lessor forgiveness of lease payments (IFRS 9 and IFRS 16)

The adoption of standards and amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.1	Basis of preparation (Continued)

New and amended standards and interpretations not yet adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for the nine months ended September 30, 2022 reporting periods and have not been early adopted by the Group.

Effective for the annual periods beginning on or after
IFRS 17	Insurance contracts	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 16	Leases on sale and leaseback	January 1, 2023
Amendments to IFRS 10 and IAS 28	Sale or contribution of assets between an investor and its associate or joint venture	To be determined.

The Group does not expect the adoption of these standards and interpretations will have a significant impact on the Group’s financial position or performance.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.2	Principles of consolidation and equity accounting

3.2.1	Subsidiaries

Subsidiaries are all entities (including consolidated structured entities as stated in Note 2 above) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Investments in subsidiaries are accounted for using the equity method of accounting.

The acquisition method of accounting is used to account for business combinations by the Group (refer to Note 3.4).

Intra-group transactions, balances and unreleased gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred assets. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet, respectively.

3.2.2	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence could be demonstrated for an investment of less than 20%, for example, by representation on the board of directors or equivalent governing body of the investee.

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition, net of any accumulated impairment loss. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in statements of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income or loss. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.2	Principles of consolidation and equity accounting (Continued)

3.2.2	Associates (Continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of profit of investments accounted for using equity method” in the consolidated statement of comprehensive income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investors interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognized in the consolidated statement of comprehensive income.

3.3	Structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only, and the relevant activities are directly by means of contractual or related arrangements.

The Group determines whether it is an agent or principal in relation to those structured entities in which the Group acts as an asset manager based on management’s judgment. If an asset manager is an agent, it acts primarily on behalf of others and so does not control the structured entity. It may be the principal if it acts primarily for itself, and therefore controls the structured entity.

With respect to the Consolidated Affiliated Entities, the Group acts as a principal and the determination of the consolidation of the Consolidated Affiliated Entities is set out in Note 2. The unconsolidated structured entities to which the Group has exposure is set out in Note 4.3.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.4	Business combination

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognized amounts of the acquirer’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of comprehensive income.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocation of resources and assessing performance of the operating segments and make strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.

For the purpose of internal reporting and management’s operation review, the chief operating decision makers and management personnel operate a retail credit and enablement business and a wealth management business. Due to materiality, the Group has only one reporting segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially all located in the PRC, substantially all revenues are earned and substantially all expenses are incurred in the PRC, and accordingly, no geographical segments are presented.

3.6	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company is the United States dollar (“USD”). The RMB is the functional currency of the subsidiaries in the PRC. As the major operations of the Group are within the PRC, the Group determined to present its consolidated financial statement in RMB (unless otherwise stated).

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in consolidated statements of comprehensive income.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.6	Foreign currency translation (Continued)

(ii)	Transactions and balances (Continued)

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statements of comprehensive income on a net basis within other gains/ (losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss, and translation differences on non-monetary assets such as equities classified as fair value through other comprehensive income are recognized in other comprehensive income.

(iii)	Group companies

The results and financial position of all foreign operations (none of which has the currency of a hyper- inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•

income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

3.7	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.8	Financial assets

(i)	Recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, and only when, it becomes a party to the contractual provisions of the instrument.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement

The Group classifies its financial assets in the following measurement categories, which depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows:

•	those to be measured at amortized cost (“AC”);

•	those to be measured at fair value through other comprehensive income (“FVOCI”); or

•	those to be measured at fair value through profit or loss (“FVPL”).

The Group determines the classification of debt investments according to its business model and the contractual cash flow characteristics of the financial assets. The investments are classified as FVPL if the cash flows cannot pass solely payments of principal and interest on the principal amount testing. Otherwise, the classification depends on the business model. For investments in equity instruments, investments are classified as FVPL in general, except those designated as the equity investment at FVOCI. As of December 31, 2021 and September 30, 2022, the Group did not hold any financial assets measured as FVOCI.

Debt instruments

Debt instruments are those instruments that meet the definition of a financial liability from the issuer’s perspective, such as loans, government and corporate bonds. Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

•

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest and that are not designated at FVPL are measured at amortized cost. Interest income from these financial assets is included in interest income using the effective interest rate method. Any gain or loss arising from derecognition or impairment is recognized directly in profit or loss. Such assets held by the Group mainly include cash at bank, accounts and other receivables and contract assets, financial assets at amortized cost, financial assets purchased under reverse repurchase agreements, and loans to customers. Purchased or originated credit-impaired financial assets (“POCI”) are those financial assets that are credit-impaired on initial recognition whose interest income is calculated by applying the effective interest rate to the net carrying amount of the financial asset.

•

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, and that are not designated as FVPL are measured at FVOCI. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss on the instrument’s amortized cost previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in interest income using the effective interest rate method.

•

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. The gains or losses arising from fair value changes on the debt investments measured at FVPL are recognized in profit or loss.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(ii)	Classification and Measurement (Continued)

Equity instruments

The Group subsequently measures all equity instruments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity instruments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends representing a return on such equity instruments continue to be recognized in profit or loss when the Group’s right to receive payments is established.

Financing guarantee contracts

After initial recognition, an issuer of such a contract shall subsequently measure it at the higher of:

•	the amount of the loss allowance determined in accordance with Section 3.8(iii) and

•	the amount initially recognised less, when appropriate, the cumulative amount of income recognised in accordance with the principles of IFRS 15.

(iii)	Impairment

Expected credit loss (“ECL”) refers to the weighted average amount of credit loss of financial instruments based on the probability of default. Credit loss refers to the difference between all contractual cash flows receivable and all cash flows that the entity expects to receive, discounted at the original effective interest rate.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost, with the exposure arising from loan commitments and financing guarantee contracts that are not in the scope of “Insurance Contracts”. A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Choosing appropriate models and assumptions for the measurement of ECL including exposure at default (EAD), probability of default (PD), loss given default (LGD), etc.

•	Determining criteria for significant increase in credit risk;

•	Establishing the number and relative weightings of forward-looking scenarios for the associated ECL.

For the financial instruments subject to ECL measurement, the Group assesses the significant increase in credit risk since initial recognition or whether an asset is considered to be credit impaired, “Three-stage” expected credit loss models are established and staging definition are set for each of these financial assets class. Incorporating forward-looking information, expected credit losses for financial assets are recognized in different stages.

Stage 1: A financial instrument that is not credit-impaired on initial recognition is classified in “Stage 1”and has its credit risk continuously monitored by the Group. The impairment provision is measured at an amount equal to the 12-month expected credit losses for the financial assets which are not considered to have significantly increased in credit risk since initial recognition.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.8	Financial assets (Continued)

(iii)	Impairment (Continued)

Stage 2: If a significant increase in credit risk (“SICR”) since initial recognition is identified, the financial instrument is moved to “Stage 2” but is not yet deemed to be credit-impaired. The impairment provision is measured based on expected credit losses on a lifetime basis.

Stage 3: If the financial instrument is credit-impaired, the financial instrument is then moved to “Stage 3”. The impairment provision is measured based on expected credit losses on a lifetime basis.

For the financial instruments in Stage 1 and Stage 2, the Group calculates the interest income based on its gross carrying amount (i.e. amortized cost) before adjusting for impairment provision using the effective interest method. For the financial instruments in Stage 3, the interest income is calculated based on the carrying amount of the asset, net of the impairment provision, using the effective interest method. Financial assets that are originated or purchased credit impaired are financial assets that are impaired at the time of initial recognition, and the impairment provision for these assets is the expected credit loss for the entire lifetime.

The Group recognizes or reverses the loss allowance through profit or loss. For debt instruments measured at FVOCI, impairment gains or losses are included in the net impairment losses on financial assets and corresponding by reducing the accumulated changes in fair value included in the OCI reserve of equity.

For account receivables, the Group refers to historical experience of credit loss, combined with current situation and forward-looking information, to formulate the lifetime expected credit loss of the financial assets.

(iv)	Derecognition

Financial assets are derecognized if one of the following criteria are met:

•	the contractual rights to receive the cash flows from the financial assets have expired;

•	they have been transferred and the Group transfers substantially all the risks and rewards of ownership;

•	they have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership and the Group has not retained control.

When the equity financial assets measured at FVOCI are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity directly to retained earnings. When the other financial assets are derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss.

Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans to customers and receivables arising from default guarantee payments are secured, the write-off is generally after receipt of any proceeds from the realization of collateral. In circumstances where there is no credit enhancement, loans to customers, accounts receivables related to retail credit and enablement business and the related allowance are written off when they are delinquent for 180 days or more.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.9	Financial liabilities

At initial recognition, the Group classifies a financial liability as fair value through profit or loss or other financial liabilities. The Group measures a financial liability at its fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are incremental and directly attributable to the acquisition or issue of the financial liability. Transaction costs of financial liabilities carried at FVPL are expensed in profit or loss.

When all or part of the current obligations of a financial liability have been discharged, the Group derecognizes the portion of the financial liability or obligation that has been discharged. The difference between the carrying amount of the derecognized liability and the consideration is recognized in profit or loss.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and other financial liabilities designated as such at initial recognition. Financial liabilities held for trading are the financial liabilities that:

•	are incurred principally for the purpose of repurchasing it in the near term;

•	on initial recognition are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

•	are derivatives (except for a derivative that is a designated and effective hedging instrument or a financing guarantee contract).

Such financial liabilities held for trading are subsequently measured at fair value. All the related realized and unrealized gains/(losses) are recognized in profit/(loss) in the current period.

The Group may, at initial recognition, designate a financial liability as measured at fair value through profit or loss when one of the following criteria is met:

•

it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

•

a group of financial liabilities or financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity’s key management personnel; or

•	a contract contains one or more embedded derivatives, with the host being not an asset within the scope of IFRS 9, and the embedded derivative(s) do(es) significantly modify the cash flows.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.9	Financial liabilities (Continued)

(i)	Financial liabilities at fair value through profit or loss (Continued)

Once designated as of fair value through profit or loss at initial recognition, the financial liabilities may not be reclassified to other financial liabilities in subsequent periods. Financial liabilities designated at FVPL are subsequently measured at fair value. Any changes in fair value are recognized in profit or loss, except for changes in fair value arising from changes in the Group’s own credit risk which are recognized in the OCI. Changes in fair value due to changes in the Group’s own credit risk are not subsequently reclassified to profit or loss upon derecognition of the liabilities.

As of December 31, 2021, and September 30, 2022, the Group did not hold any financial liabilities measured at FVPL other than derivative liabilities (refer to Note 36).

3.10	Determination of fair value

The fair value of a financial instrument that is traded in an active market is determined by reference to quoted market bid prices for assets and offer prices for liabilities, at the close of business at the end of the reporting period. If quoted market prices are not available, reference can also be made to broker or dealer price quotations.

For financial instruments where there is no active market, the fair value is determined by using valuation techniques. Such techniques should be appropriate in the circumstances for which sufficient data is available, and the inputs should be consistent with the objective of estimating the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions, and maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Such techniques include using recent prices in arm’s length transactions, reference to the current market value of another instrument which is substantially the same, discounted cash flow analysis and/or option pricing models. For discounted cash flow techniques, estimated future cash flows are based on management’s best estimates and the discount rate used is a market related rate for similar instruments. Certain financial instruments, including derivative financial instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlation, time value of money, credit risk, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair values.

Determining whether to classify financial instruments into level 3 of the fair value hierarchy is generally based on the significance of the unobservable factors involved in valuation methodologies.

3.11	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.12	Intangible assets

(i)	Trademarks and licenses

Trademarks and licenses acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as of the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Trademarks and licenses with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(ii)	Computer software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use;

•	management intends to complete the software and use or sell it;

•	there is an ability to use or sell the software;

•	it can be demonstrated how the software will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

(iii)	Amortization methods and periods

The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Expected useful life
• Trademarks and licenses	6 years
• Computer software	3-10 years

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.13	Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as of year ended. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash- generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed in these circumstances is measured based on the relative value of the disposed operation and the portion of the cash-generating unit retained.

3.14	Property and equipment

The Group’s property and equipment mainly comprise buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment, motor vehicles, and construction in progress.

The assets purchased or constructed are initially measured at acquisition cost.

Subsequent expenditures incurred for the property and equipment are included in the cost of the property and equipment if it is probable that economic benefits associated with the asset will flow to the Group and the subsequent expenditures can be measured reliably. Meanwhile the carrying amount of the replaced part is derecognized. Other subsequent expenditures are recognized in profit or loss in the period in which they are incurred.

Depreciation is calculated on the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives. The residual values and useful lives of assets are reviewed, and adjusted if appropriate, at each financial reporting date.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.14	Property and equipment (Continued)

Land and buildings comprise primarily office premises. The estimated useful lives, depreciation rate and estimated residual value rate of buildings, leasehold improvements, office furniture and equipment, computer and electronic equipment and motor vehicles are as follows:

Category	Expected useful life	Estimated residual value rate	Annual depreciation rate
Buildings	30 years	5%	3%
Office furniture and equipment	3-5 years	0%-5%	19%-33%
Computer and electronic equipment	2-5 years	0%-5%	19%-50%
Motor vehicles	3-5 years	5%-10%	18%-32%
Leasehold improvements	shorter of expected useful life or the lease term.	0%	20%-33%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Construction in progress is measured at its actual costs. The actual costs include various construction expenditures during the construction period and other relevant costs. Construction in progress is not depreciated. Construction in progress is transferred to a property and equipment when it is ready for intended use.

3.15	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that a non-financial asset other than deferred tax assets may be impaired. If any such indication exists, or when annual impairment testing for a non-financial asset is required, the Group makes an estimate of the asset’s recoverable amount. A non-financial asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where the carrying amount of a non-financial asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to disposal, an appropriate valuation model is used. These calculations are corroborated by quoted share prices or other available fair value indicators.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.15	Impairment of non-financial assets (Continued)

For non-financial assets other than goodwill (refer to Note 3.13), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the statement of comprehensive income.

Intangible assets with indefinite useful lives are tested for impairment at least annually at each year end if triggering events are not identified, either individually or at the cash-generating unit level, as appropriate.

3.16	Current and deferred income tax

Income tax comprises current and deferred tax. Income tax is recognized in the consolidated income statement or in other comprehensive income if it relates to items that are recognized directly in other comprehensive income.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

(a)

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.16	Current and deferred income tax (Continued)

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized, except:

(a)

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(b)

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed by the end of each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.17	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

3.18	Share capital, share premium and treasury shares

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Ordinary shares have a par value of USD0.00001. Initial capital injection over par value per share are accounted for as share premium.

Where any group company purchases the Company’s equity instruments, for example as the result of a share buy-back or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners’ of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners’ of the Company.

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares retired. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded as deduction of share premium.

3.19	Accounts and other payables

Accounts and other payables mainly include payable to investors of consolidated structured entities, payable to platform investors, employment benefits payables, payable to external suppliers, tax and other statutory liabilities, and deposit payables, among other things.

Accounts and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.20	Compound financial instruments

Compound financial instruments contain both a liability and an equity component. The compound financial instruments issued by the Group include convertible promissory notes (refer to Note 34) and optionally convertible promissory notes (refer to Note 35).

The liability component, representing the obligation to make fixed payments of compound financial instruments may be converted to ordinary shares at the option of the holders, and the number of shares to be issued is based on an initial fixed conversion price subject to anti-dilutive adjustments. Principal and interest are classified as liability and initially recognized at the fair value, calculated using the market interest rate of a similar liability that does not have an equity conversion option, and are subsequently measured at amortized cost using the effective interest method. The equity component, representing an embedded option to convert the liability into ordinary shares, is initially recognized in other reserves as the difference between the proceeds received from the compound financial instruments as a whole and the amount of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds.

On conversion of the compound financial instruments into shares, the amount transferred to share capital is calculated as the par value of the shares multiplied by the number of shares converted. The difference between the carrying value of the related component of the converted notes and the amount transferred to share capital is recognized in share premium.

3.21	Employee benefits

(a) Pension obligations

The employees of the Group are mainly covered by various defined contribution pension plans. The Group makes and accrues contributions on a monthly basis to the pension plans, which are mainly sponsored by the related government authorities that are responsible for the pension liability to retired employees. Under such plans, the Group has no other significant legal or constructive obligations for retirement benefits beyond the said contributions, which are expensed as incurred.

(b) Housing benefits

The employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period.

(c) Medical benefits

The Group makes monthly contributions for medical benefits to the local authorities in accordance with the relevant local regulations for the employees. The Group’s liability in respect of employee medical benefits is limited to the contributions payable in each period.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.22	Share-based payment

The Group operates certain equity-settled, share incentive plans including share options and performance share units (PSUs), under which the Group receives services from employees as consideration for equity instruments.

The total amount to be expensed is determined by reference to the fair value of the shares underlying the grants, which includes the impact of market performance conditions (for example, an entity’s share price) but excludes the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining as an employee of the entity over a specified time period) and includes the impact of any non-vesting conditions (for example, the requirement for employees to save or holding shares for a specified period of time). The Group also estimates the number of total shares expected to vest taking into consideration service and non-market performance conditions.

Total expense based on fair value of the shares underlying the grants and number of shares expected to vest is recognized over the vesting period.

At the end of each reporting period, the Group revises its estimates of the number of shares underlying grants that are expected to vest based on the non-market performance and service conditions. It recognizes the impact of the revision to original estimates, if any, in statements of comprehensive income, with a corresponding adjustment to equity.

3.23	Revenue recognition

Revenue represents the amount of consideration the Group is entitled to upon the transfer of promised goods or services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). Revenues are recognized when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract, control of the goods and services may be transferred over time or at a point in time. Services is provided over time if the Group’s performance:

•	provides all of the benefit received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; and

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depicts the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. If the value related to the services rendered by the Group exceed the payment, a contract asset is recognized. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

A receivable is recorded when the Group has an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer, which is recognized as revenue upon transfer of control to the customers.

The specific accounting policies for the Group’s main types of revenue are as below:

3.23.1	Technology platform-based income

The Group engages primarily in operating a platform for facilitating borrowers and institutional funding partners or individual investors. For the loans originated by banks for which the Group determines that it is not the legal lender in the loan origination and repayment process or trust plans that the Group does not need to consolidate, the Group does not record loans to customers and payables arising from such transactions.

The Group determines that both borrower and institutional funding partners or individual investors are its customers. In accordance with a series of contracts entered into among the borrowers, institutional funding partners or individual investors and the Group, the Group provides loan enablement and post origination services to its customers and its obligation to repay in the event of default. The loan enablement services primarily include credit assessment and financing advisory services. The post origination services primarily include repayment processing and loan collection services. The Group determines loan enablement and post origination as two performance obligations. The obligation of the potential repayment due to that the Group provides guarantee services and take partial credit risks of borrowers in respect of off-balance sheet loans through the relevant guarantee arrangements. Account management service provided to credit enhancement partners are considered a separate service outside of these two performance obligations.

The Group generally collects guarantee fees and one combined service fees covering both loan enablement and post origination services from the borrowers on a monthly instalment basis. The total consideration including service fees and guarantee fees are first allocated to the guarantee liability at its fair value upon inception of the loan contracts and the residual consideration is then allocated to loan enablement and post origination services based on their estimated standalone selling price. When estimating total consideration, the Group considers early termination scenarios, as the Group does not receive the full contractual service fees amount under early termination, given that the service fees is collected on a monthly basis prior to loan termination.

The Group does not have an observable standalone selling price for the loan enablement services or post origination services because it does not provide loan enablement services or post origination services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.1	Technology platform-based income (Continued)

As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan enablement services and post origination services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

The transaction price allocated to loan enablement is recognized as revenue upon execution of loan agreements between funding partners and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a systematic basis, which approximates the pattern of when the post origination services are performed.

As the loans facilitated by the Group are generally over 12 months, any incremental costs (i.e. fees paid to direct sales, channel partners and others) of obtaining such contracts are capitalized and amortized on a systematic basis consistent with the pattern of the transfer of the services provided to its customers during the term of underlying loans. The Group assesses the recoverability of the capitalized incremental costs of obtaining a contract in accordance with IFRS 15 at each balance sheet date. Any costs that are not expected to be recoverable are expensed as incurred.

Besides, the Group also receives service fees based on the principal of personal lending referred by the Group to the financial institutions which provide funding directly to borrowers. Such fee is recognized upon successful facilitation, which is the only performance obligation agreed in the contract and recorded as “referral income from platform service” in statement of comprehensive income.

The Group offers a full suite of wealth management products from third-party institutional investment product providers to the investors on its technology platform. Such products include asset management plans, bank products, mutual funds, private investment funds, trust plans and others. Other technology platform–based income consist primarily of fee collected from product providers for facilitation of investment products offered on its technology platform and fees collected from financial institutions, which is the only performance obligation agreed in the contract.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.23	Revenue recognition (Continued)

3.23.2	Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.23.3	Other income

Other income mainly comprises income for the account management service fees. The Group provides reminder services to the credit enhancement partners for loans facilitated by the Group that are covered by their credit enhancement services. Account management service fees are recognized over time based on the number of accounts managed and the performance of the underlying loans.

3.24	Leases

The Group leases various properties. Rental contracts are typically made for fixed periods of 1 to 6 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The agreements do not impose any covenants, but leased assets may not be used as collateral for borrowing purposes.

Leases are recognized as a right-of-use asset and corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payments that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees,

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

3	Summary of significant accounting policies (Continued)

3.24	Leases (Continued)

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measured of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight- line basis as an expense in profit or loss.

3.25	Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the best estimate of most likely consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

3.26	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statement of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

3.27	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks

The Group’s activities expose it to a variety of market risks (comprising foreign currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by the senior management of the Group.

4.1	Financial risk factors

4.1.1	Market risk

Market risk is the risk of changes in fair value of financial instruments and future cash flows from fluctuation of market prices, which includes two types of risks from volatility of foreign exchange rates (foreign currency risk), and market interest rates (interest rate risk).

(a)	Foreign currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which the Group conducts business may affect its financial position and results of operations. The foreign currency risk assumed by the Group mainly comes from movements in the USD/RMB exchange rates.

The Company and major overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to subsidiaries denominated in RMB. The Group has entered into spot-forward USD/RMB currency swaps to manage its exposure to foreign currency risk arising from loans to subsidiaries dominated in RMB.

The subsidiaries of the Group are mainly operating in mainland China with most of the transactions denominated in RMB. The Group considers that business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than RMB.

The table below illustrates the impact of an appreciation or depreciation of RMB spot and forward rates against USD by 5% on the Group’s profit before income tax expenses.

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
5% appreciation of RMB	699,049	(134,041)
5% depreciation of RMB	(699,049)	134,041

(b)	Interest rate risk

Interest rate risk is the risk that the fair value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest on floating rate instruments is repriced at intervals of less than one year. Interest on fixed interest rate instruments is priced at inception of the financial instruments and is fixed until maturity. Floating rate instruments expose the Group to cash flow interest rate risk, whereas fixed rate instruments expose the Group to fair value interest risk. The Group’s interest rate risk mainly arises from fixed rate instruments including cash at bank, accounts and other receivables and contract assets, loans to customers, accounts and other payables and contract liabilities,etc. The Group’s interest rate risk policy requires it to manage interest rate risk by managing the maturities of interest-bearing financial assets and interest-bearing financial liabilities.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier):

	As of December 31, 2021
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	29,263,128	70,579	363,691	1,538,551	3,507,239	—	—	34,743,188
Restricted cash	27,792,006	554,499	1,786,219	306,371	14,444	—	—	30,453,539
Financial assets at fair value through profit or loss	12,544,935	3,459,334	919,458	262,969	—	1,164,095	12,672,420	31,023,211
Financial assets at amortized cost	1,168,502	500,740	920,815	107,676	—	1,086,880	—	3,784,613
Financial assets purchased under reverse repurchase agreements	5,527,177	—	—	—	—	—	—	5,527,177
Accounts and other receivables and contract assets	—	—	—	—	—	—	22,344,773	22,344,773
Loans to customers	51,563,466	98,295,888	51,345,667	11,182,096	1,002	2,583,991	—	214,972,110

Total financial assets	127,859,214	102,881,040	55,335,850	13,397,663	3,522,685	4,834,966	35,017,193	342,848,611

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of December 31, 2021
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	2,747,891	2,747,891
Borrowings	13,074,069	12,853,348	—	—	—	—	—	25,927,417
Accounts and other payables and contract liabilities	—	—	—	—	—	—	8,814,255	8,814,255
Payable to investors of consolidated structured entities	46,086,474	95,848,045	48,048,309	5,463,312	—	—	—	195,446,140
Financing guarantee liabilities	—	—	—	—	—	—	2,697,109	2,697,109
Lease liabilities	141,719	322,317	238,250	83,166	9,092	—	—	794,544
Convertible promissory note payable	—	—	10,669,498	—	—	—	—	10,669,498
Optionally convertible promissory notes	—	—	7,405,103	—	—	—	—	7,405,103

Total financial liabilities	59,302,262	109,023,710	66,361,160	5,546,478	9,092	—	14,259,255	254,501,957

Nominal amount of interest rate swap	(8,224,653)	—	8,224,653	—	—	—	—	—

Total interest rate sensitivity gap	76,781,605	(6,142,670)	(19,249,963)	7,851,185	3,513,593	4,834,966	20,757,938	88,346,654

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of September 30, 2022
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Cash at bank	30,887,815	3,697,545	1,585,559	2,856,720	6,775,272	—	—	45,802,911
Restricted cash	24,982,871	1,546,290	417,739	74,588	348	—	—	27,021,836
Financial assets at fair value through profit or loss	9,557,642	1,134,933	90,566	275,210	—	1,884,346	12,621,476	25,564,173
Financial assets at amortized cost	—	3,168,886	347,097	179,172	—	1,054,327	—	4,749,482
Accounts and other receivables and contract assets	—	—	—	—	—	—	18,477,641	18,477,641
Loans to customers	53,703,738	104,419,517	57,036,149	12,748,528	109,795	4,212,012	—	232,229,739

Total financial assets	119,132,066	113,967,171	59,477,110	16,134,218	6,885,415	7,150,685	31,099,117	353,845,782

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The following table sets out the Group’s financial assets and financial liabilities exposed to interest rate risk by repricing date, contractual maturity date or expected maturity date (whichever is the earlier): (Continued)

	As of September 30, 2022
	Less than 3 months	3 months to 1 year	1-2 years	2-3 years	More than 3 years	Overdue	No interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
LIABILITIES
Payable to platform investors	—	—	—	—	—	—	1,987,045	1,987,045
Borrowings	3,758,645	32,021,807	—	—	—	—	—	35,780,452
Bond payable	—	2,150,793	—	—	—	—	—	2,150,793
Accounts and other payables and contract liabilities	—	—	—	—	—	—	11,638,679	11,638,679
Payable to investors of consolidated structured entities	43,460,159	95,981,316	49,679,040	4,490,382	—	—	—	193,610,897
Financing guarantee liabilities	—	—	—	—	—	—	4,510,096	4,510,096
Lease liabilities	124,775	293,018	263,455	74,641	8,160	—	—	764,049
Convertible promissory note payable	—	—	12,618,789	—	—	—	—	12,618,789
Optionally convertible promissory notes	—	8,162,603	—	—	—	—	—	8,162,603

Total financial liabilities	47,343,579	138,609,537	62,561,284	4,565,023	8,160	—	18,135,820	271,223,403

Nominal amount of interest rate swap	(9,158,742)	9,158,742	—	—	—	—	—	—

Total interest rate sensitivity gap	80,947,229	(33,801,108)	(3,084,174)	11,569,195	6,877,255	7,150,685	12,963,297	82,622,379

The Group performs interest rate sensitivity analysis on profit for the Group by measuring the impact of a change in interest rate of financial assets, liabilities and interest rate derivative instruments.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.1	Market risk (Continued)

(b)	Interest rate risk (Continued)

The table below illustrates the impact to profit before tax of the coming year as of each reporting date based on the structure of interest-bearing assets, liabilities and interest rate derivative instruments as of December 31, 2021, and September 30, 2022 caused by a parallel shift of 100 basis points in interest rates.

	As of December 31,	As of September 30,
	2021	2022
	RMB’000	RMB’000
Change in interest rate
-100 basis points	(648,804)	(581,534)
+100 basis points	648,804	581,534

In the sensitivity analysis, the Group adopts the following assumptions when determining business conditions and financial index:

•	The fluctuation rates of different interest-bearing assets and liabilities are the same;

•	All assets and liabilities are re-priced in the middle of relevant periods;

•	Analysis is based on static gap on reporting date, regardless of subsequent changes;

•	No consideration of impact on customers’ behavior resulting from interest rate changes;

•	No consideration of impact on market price resulting from interest rate changes;

•	No consideration of actions taken by the Group.

Therefore, the actual changes of net profit may differ from the analysis above.

4.1.2	Credit risk

Credit risks refer to the risk of losses incurred by the inabilities of debtors or counterparties to fulfill their contractual obligations or by the adverse changes in their credit conditions. The Group is exposed to credit risks primarily associated with its deposit arrangements with commercial banks, financial assets at fair value through profit or loss, accounts and other receivables, loans to customers, etc. The Group uses a variety of controls to identify, measure, monitor and report credit risk.

Credit risk management

The Group’s financial assets at fair value through profit or loss mainly include trust products, wealth management products, asset management plans and other equity investments. The Group executes due diligence, assesses counterparties’ qualification and manages credit risks of existing investments.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit risk management (Continued)

The Group has formulated a complete set of credit management processes and internal control mechanisms, so as to carry out whole process management of credit business. Credit management procedures for its retail loans comprise the processes of credit origination, credit review, credit approval, disbursement, post-disbursement monitoring and collection. Risks arising from financing guarantee contracts and loan commitments are similar to those associated with loans. Transactions of financing guarantee contracts and loan commitments are, therefore, subject to the same portfolio management and the same requirements for application and collateral as loans to customers.

To those accounts and other receivables and contract assets, there are policies to control the credit risk exposures. The Group evaluates the possibility of guarantee from third parties, credit record and other factors such as current market condition. The Group monitors customer credit records at regular intervals, and takes action such as official notifications, shortening credit periods or cancelling credit periods etc. to ensure the Group’s credit risk remains under control when the customers with bad credit records are identified.

Credit exposure

Without taking collateral and other credit enhancements into consideration, for on-balance sheet assets, the maximum exposures are based on net carrying amounts as reported in the financial statements. The Group also assumes credit risk due to financing guarantee contracts. The following table sets forth the credit exposure of the Group as of December 31, 2021 and September 30, 2022:

	As of December 31,	As of September 30,
	2021	2022
	RMB’000	RMB’000
On-balance sheet
Cash at bank	34,743,188	45,802,911
Restricted cash	30,453,539	27,021,836
Financial assets at fair value through profit or loss	31,023,211	25,564,173
Financial assets at amortized cost	3,784,613	4,749,482
Financial assets purchased under reverse repurchase agreements	5,527,177	—
Accounts and other receivables and contract assets	22,344,773	18,477,641
Loans to customers	214,972,110	232,229,739

	342,848,611	353,845,782

Off-balance sheet
Financing guarantee contracts	64,731,369	74,347,563

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Credit exposure (Continued)

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the types of collateral and the valuation parameters. The collateral obtained are typically residential properties.

Management monitors the market value of the collateral, adjusts credit limits when needed and performs an impairment valuation when applicable.

It is the Group’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding balance. In general, the Group does not occupy repossessed properties for business use.

Expected credit loss

Credit risk measurement

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD). This is similar to the approach used for the purposes of measuring ECL under IFRS 9.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL

IFRS 9 outlines a ‘three-stage’ model for impairment based on changes in credit quality since initial recognition as summarized below:

•	A financial instrument that is not credit-impaired on initial recognition is classified in ‘Stage 1’ and has its credit risk continuously monitored by the Group.

•	If a significant increase in credit risk (‘SICR’) since initial recognition is identified, the financial instrument is moved to ‘Stage 2’ but is not yet deemed to be credit-impaired.

•	If the financial instrument is credit-impaired, the financial instrument is then moved to ‘Stage 3’.

Financial instruments in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that result from default events possible within the next 12 months. Instruments in Stages 2 or 3 have their ECL measured based on ECL on a lifetime basis.

•	A pervasive concept in measuring ECL in accordance with IFRS 9 is that it should consider forward- looking information.

POCI are those financial assets that are credit- impaired on initial recognition. Their ECL is always measured on a lifetime basis.

The following diagram summarizes the impairment requirements under IFRS 9 (other than POCI).

Change in credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(Initial recognition)	(Significant increase in credit	(Credit-impaired assets)
risk since initial recognition)
12-month ECL	Lifetime ECL	Lifetime ECL

The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

(a)	Significant increase in credit risk (SICR)

For loans to customers, the Group considers a loan to have experienced a significant increase in credit risk if the borrower is more than 30 days (including 30 days) past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to judge if there is significant increase in credit risk, and the criteria include: overdue for more than 30 days (including 30 days), the forward-looking information and various reasonable supporting information, when determining the ECL staging for financial assets.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(a)	Significant increase in credit risk (SICR) (Continued)

The criteria used to identify SICR are monitored and reviewed periodically for appropriateness by the credit risk team.

(b)	Definition of default and credit-impaired assets

For loans to customers, the Group defines a financial instrument as in default, which is fully aligned with the definition of credit-impaired if the borrower is more than 90 days (including 90 days) past due on its contractual payments. No qualitative criteria is considered by the Group since the Group monitors the risk of borrowers purely based on the overdue period. For other financial assets measured at amortized cost, the Group sets quantitative and qualitative criteria to define as in default, and the criteria include: overdue for more than 90 days(including 90 days) and various reasonable supporting information.

The criteria above are consistent with the definition of default used for internal credit risk management purposes. The default definition has been applied consistently to model the Probability of Default (PD), Exposure at Default (EAD) and Loss given Default (LGD) throughout the Group’s expected loss calculations.

(c)	Measuring ECL—Explanation of inputs, assumptions and estimation techniques

The ECL is measured on either a 12-month (12M) or Lifetime basis depending on whether a significant increase in credit risk has occurred since initial recognition or whether an asset is considered to be credit-impaired. Key impacts used to determine ECL include Probability of Default (PD), Exposure at Default (EAD) and Loss Given Default (LGD), which are defined as follows:

•

PD represents the likelihood of a borrower defaulting on its financial obligation (as mentioned in “Definition of default and credit-impaired assets” above), either over the next 12 months (12M PD), or over the remaining lifetime (Lifetime PD) of the obligation.

•

Loss Given Default (LGD) represents the Group’s expectation of the extent of loss on a defaulted exposure. LGD varies by type and availability of collateral or other credit support. LGD is expressed as a percentage loss per unit of exposure at the time of default (EAD).

•

EAD is based on the amounts the Group expects to be owed at the time of default, over the next 12 months (12M EAD) or over the remaining lifetime (Lifetime EAD). For example, for a revolving commitment, the Group includes the current drawn balance plus any further amount that is expected to be drawn up to the current contractual limit by the time of default, should it occur.

The ECL is determined by projecting the PD, LGD and EAD for each future month and for each individual exposure or collective segment. These three components are multiplied together and adjusted for the likelihood of survival (i.e. the exposure has not prepaid or defaulted in an earlier month).

The Lifetime PD is developed by applying a maturity profile to the current 12M PD. The maturity profile looks at how defaults develop on a portfolio from the point of initial recognition throughout the lifetime of the loans. The maturity profile is based on historical observed data and is assumed to be the same across all assets within a portfolio. This is supported by historical analysis.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(c)	Measuring ECL – Explanation of inputs, assumptions and estimation techniques (Continued)

The 12-month and lifetime EADs are determined based on the expected payment profile. For amortizing products and bullet repayment loans, this is based on the contractual repayments owed by the borrower over a 12-month or lifetime basis. This will also be adjusted for any expected overpayments made by a borrower. Early repayment assumptions are also incorporated into the calculation.

The 12-month and lifetime LGDs are determined based on the factors which impact the recoveries made post default. These vary by product type.

Forward-looking economic information is included in determining the 12-month and lifetime PD. These assumptions vary by product type.

There have been no significant changes in estimation techniques during the years ended December 31, 2021 and nine months ended September 30, 2022.

(d)	Forward-looking information incorporated in the ECL models

The Group has developed macro-economic forward-looking adjustment model by establishing a pool of macro-economic indicators, preparing data, filtering model factors and adjusting forward-looking elements, and the indicators include gross domestic product (GDP) year on year percentage change, customer price index (CPI) year on year percentage change and other macro-economic variables. Through regression analysis, the relationship among these economic indicators in history with PD is determined, and PD then determined through forecasting economic indicators. The forecasting methods and critical assumptions applied had no material changes during the years ended December 31, 2021 and nine months ended September 30, 2022.

In 2021 and nine months ended September 30, 2022, the Group collected 10-year time series data of macro-economic parameters from the China Macroeconomic Database published by an authoritative data supplier, and analyzed the inter-period relationship between economic parameters, and simulated randomization through the Monte Carlo method to determine prediction function. Combined with certain judgment, the Group established the relevant macro-economic indicators used for different scenarios. In addition to the base economic scenario, the Group also considers other possible scenarios and relative weightings. The scenario is set, by analyzing each major product structure, to ensure non-linearity is considered. The Group regularly reassess the number of scenarios and their attributes. The Group combined statistical analysis results to determine the weights of different scenarios, and also considered the range of possible outcomes represented by each scenario, to determine the final macro-economic assumptions and weights for measuring the relevant expected credit loss.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

The impact of these economic indicators on PD varies to different businesses. The Group comprehensively considers internal and external data, future forecasts and statistical analysis to determine the relationship between these economic indicators with PD. The Group evaluates and forecasts these economic indicators at least annually at balance sheet date, and regularly evaluates the results based on changes in macroeconomics.

The Group considered different macroeconomic scenarios. As of December 31, 2021 and September 30, 2022, the key macroeconomic assumptions used to estimate expected credit losses are listed below.

	As of December 31,	As of September 30,
	2021	2022
GDP – year on year percentage change	5.0%-6.2%	3.8%-5.5%
CPI – year on year percentage change	2.3%-2.6%	2.0%-2.4%
Broad measure of money supply (M1) – year on year percentage change	8.1%-9.1%	7.3%-8.6%

Similar to other economic forecasts, the forecasts of economic indicators have high inherent uncertainties and therefore actual results maybe significantly different from the forecasts. The Group considered above forecasts as its best estimate as of December 31, 2021 and September 30, 2022.

Sensitivity analysis

Expected credit losses are sensitive to the parameters used in the model, the macro-economic variables of the forward-looking forecast, the weight probabilities in the three scenarios, and other factors considered in the application of expert judgment. Changes in these input parameters, assumptions, models, and judgments will have an impact on the measurement of expected credit losses.

The Group has the highest weight of the base scenario. The loans to customers and financing guarantee contracts assumed that if the weight of the upside scenario increased by 10% and the weight of the base scenario reduced by 10%, the Group’s ECL impairment provision as of December 31, 2021 and September 30, 2022 would be reduced by RMB15 million and RMB34 million, respectively; if the weight of the downside scenario increased by 10% and the weight of the base scenarios reduced by 10%, the Group’s ECL impairment provision as of December 31, 2021 and September 30, 2022 would be increased by RMB32 million and RMB44 million, respectively.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Measurement of ECL (Continued)

(d)	Forward-looking information incorporated in the ECL models (Continued)

Sensitivity analysis (Continued)

The following table shows the changes of ECL impairment provision on loans to customers and financing guarantee liabilities related to ECL assuming the financial assets in stage 2 reclassified to stage 1 due to significant improvement in credit risk.

	As of December 31,	As of September 30,
	2021	2022
	RMB’000	RMB’000
Total ECL and financing guarantee liabilities under assumption of reclassification of financial instruments from stage 2 to stage 1	4,897,881	8,477,148
Total ECL and financing guarantee liabilities related to ECL recognized in the consolidated balance sheet	5,450,980	9,937,448

Difference-amount	(553,099)	(1,460,300)
Difference-ratio	-10%	-15%

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.2	Credit risk (Continued)

Expected credit loss (Continued)

Maximum exposure to credit risk before collateral held or other credit enhancements

The following presents the credit risk exposure of the financial instruments under the scope of expected credit loss mentioned in measurement of ECL without considering guarantee or any other credit enhancement measures:

	As of December 31, 2021
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Financial assets at amortized cost	2,697,852	—	584,739	502,022	3,784,613
Loans to customers	213,665,161	1,263,965	42,984	—	214,972,110

Total	216,363,013	1,263,965	627,723	502,022	218,756,723

Off-balance sheet
Financing guarantee contracts	64,416,918	314,451	—	—	64,731,369

	As of September 30, 2022
	Stage I	Stage II	Stage III	POCI	Maximum Credit Risk Exposure
(in RMB’000)
Book value
On-balance sheet
Financial assets at amortized cost	3,695,137	—	692,990	361,355	4,749,482
Loans to customers	229,972,740	2,157,852	99,147	—	232,229,739

Total	233,667,877	2,157,852	792,137	361,355	236,979,221

Off-balance sheet
Financing guarantee contracts	73,484,062	863,501	—	—	74,347,563

For other on-balance sheet financial assets, the maximum credit risk exposure is their net carrying amount.

4.1.3	Liquidity risk

Liquidity risk is the risk of not having access to sufficient funds or being unable to liquidate a position in a timely manner at a reasonable price to meet the Group’s obligations as they become due.

The Group aims to maintain sufficient cash at bank and marketable securities. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining adequate cash at bank.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.1	Financial risk factors (Continued)

4.1.3	Liquidity risk (Continued)

The following table analyses the Group’s financial liabilities into relevant maturity grouping based on the remaining period at the end of each reporting period to the contractual or expected maturity date. The amounts disclosed in the table are undiscounted contractual or expected cash flows including interests with financial liabilities denominated in foreign currencies translated into RMB using the spot rate as of balance sheet date:

	As of December 31, 2021
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	2,747,891	—	—	—	—	2,747,891
Borrowings	—	16,717,997	9,628,462	—	—	26,346,459
Accounts and other payables and contract liabilities	8,814,255	—	—	—	—	8,814,255
Payable to investors of consolidated structured entities	45,628	148,079,478	49,505,033	5,570,774	—	203,200,913
Financing guarantee liabilities	64,731,369	—	—	—	—	64,731,369
Lease liabilities	—	484,497	248,770	85,180	9,329	827,776
Convertible promissory note payable	—	91,869	12,502,777	—	—	12,594,646
Optionally convertible promissory notes	—	442,840	7,823,510	—	—	8,266,350

	76,339,143	165,816,681	79,708,552	5,655,954	9,329	327,529,659

	As of September 30, 2022
	Repayable on demand or undated	Within 1 year	1 to 2 years	2 to 3 years	Over 3 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Financial liabilities -
Payable to platform investors	1,987,045	—	—	—	—	1,987,045
Borrowings	—	36,526,829	—	—	—	36,526,829
Bond payable	—	2,266,108	—	—	—	2,266,108
Accounts and other payables and contract liabilities	6,105,398	2,765,953	—	—	—	8,871,351
Payable to investors of consolidated structured entities	45,457	145,013,706	50,921,065	4,557,804	—	200,538,032
Financing guarantee liabilities	74,347,563	—	—	—	—	74,347,563
Lease liabilities	—	460,715	272,795	76,273	8,460	818,243
Convertible promissory note payable	—	102,303	13,905,690	—	—	14,007,993
Optionally convertible promissory notes	—	8,712,040	—	—	—	8,712,040

	82,485,463	195,847,654	65,099,550	4,634,077	8,460	348,075,204

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.2	Capital management

The Group’s capital requirements are primarily dependent on the scale and the type of business that it undertakes, as well as the industry and geographic location in which it operates. The primary objectives of the Group’s capital management are:

•	To comply with the capital requirements set by the regulators of the markets where the Group operates.

•	To safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and to maximize shareholders’ value.

•	To maintain a strong capital base to support the development of its business.

The Group adopts administrative measures issued by the regulators of subsidiaries with financial licenses. To meet these requirements, the Group monitor its capital adequacy ratio and the usage of regulatory capital on a quarterly basis and operate and manage assets at all levels in accordance with the provisions of these measures.

The Group monitors capital by regularly reviewing the total equity attributable to owners’ of the Company. Adjustments to current capital structure are made in light of changes in economic conditions and risk characteristics of the Group’s activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid, return capital to ordinary shareholders or issue capital securities.

4.3	Group’s maximum exposure to structured entities

The Group uses structured entities in the normal course of business for a number of purposes, for example, structured transactions for customers, to provide finance to public and private sector infrastructure projects, and to generate fees from managing assets on behalf of third-party investors. These structured entities are financed through the issue of notes or units to investors. Refer to Note 2 and Note 5.7 for the Group’s consolidation consideration related to structured entities.

The following table shows the Group’s maximum exposure to the unconsolidated structured entities representing the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure of the Group in these unconsolidated structure entities is contingent in nature and approximates the sum of accounts receivables from unconsolidated structure entities and direct investments made by the Group.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.3	Group’s maximum exposure to structured entities (Continued)

	As of December 31, 2021
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	8,661,387	8,661,387	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	12,219,226	12,219,226	Investment income
Unconsolidated structured products serviced by the Group	18,178,437	—	1,428,320	Service fees

	As of September 30, 2022
(In RMB’000)	Size	Carrying amount of investment in structured entities	Group’s maximum exposure	Interest held by Group
Unconsolidated structured products managed by third parties (a)	NA	12,617,033	12,617,033	Investment income
Unconsolidated structured products managed by affiliated entities (a)	NA	7,088,101	7,088,101	Investment income
Unconsolidated structured products serviced by the Group	5,138,075	—	1,870,228	Service fees

These unconsolidated structured products mainly include asset management plans, trust plans, mutual funds, private fund and bank wealth management products which are all classified as financial assets at amortized cost or financial assets at fair value through profit or loss.

(a)	The information in relation to the size of these unconsolidated structured products is not available from open market.

4.4	Fair value estimation

The Group’s main financial instruments carried at fair value are financial assets at fair value through profit or loss.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The primary quoted market price used for financial assets held by the Group is the current bid price. Financial instruments included in Level 1 comprise primarily equity investments, fund investments and bond investments traded on stock exchanges and open-ended mutual funds.

Level 2: Valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (such as price) or indirectly (such as calculated based on price). These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

Level 3: Other valuation techniques which use any inputs which have a significant effect on the recorded fair value that are not based on observable market data (unobservable inputs).

The level of fair value calculation is determined by the lowest level input with material significance in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value.

Valuation methods for Level 2 and Level 3 financial instruments:

For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities.

For Level 3 financial instruments, fair value is determined using valuation methodologies such as discounted cash flow models and other similar techniques. Inputs used in these valuation techniques are generally unobservable.

The following table sets forth the financial instruments recorded at fair value by level of the fair value hierarchy:

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

As of December 31, 2021	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	7,802,270	505,503	8,307,773
Trust plans	—	2,448,373	603,716	3,052,089
Private fund and other equity investments	—	2,765,016	—	2,765,016
Mutual funds	2,486,541	—	—	2,486,541
Corporate bonds	—	3,017,849	47,023	3,064,872
Bank wealth management products	—	4,589,101	—	4,589,101
Structured deposits	—	6,640,977	—	6,640,977
Others debt investments	—	—	108,991	108,991

Listed Securities
Stock	7,851	—	—	7,851

Derivative instruments
Interest rate swap	—	38,403	—	38,403
Foreign currency swap	—	(25,772)	—	(25,772)

Total	2,494,392	27,276,217	1,265,233	31,035,842

As of September 30, 2022	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Unlisted Securities
Asset management plans	—	4,594,996	522,752	5,117,748
Trust plans	—	2,713,864	425,709	3,139,573
Private fund and other equity investments	—	1,589,907	—	1,589,907
Mutual funds	3,777,798	—	—	3,777,798
Corporate bonds	—	—	47,033	47,033
Bank wealth management products	—	6,076,927	—	6,076,927
Structured deposits	—	4,926,335	—	4,926,335
Others debt investments	—	—	888,852	888,852

Derivative instruments
Interest rate swap	—	255,783	—	255,783
Foreign currency swap	—	409,030	—	409,030

Total	3,777,798	20,566,842	1,884,346	26,228,986

There were no changes in valuation techniques during the period.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

4	Financial instruments and risks (Continued)

4.4	Fair value estimation (Continued)

The following table presents the changes in level 3 instruments for the years ended December 31, 2021 and nine months ended September 30, 2022:

	Year ended December 31, 2021	Nine months ended September 30, 2022
	Financial assets at fair value through profit or loss
	RMB’000	RMB’000
As of beginning of the year / period	1,266,495	1,265,233
Additions	131,829	908,707
Disposal	(29,664)	(206,803)
Transfer into level 3	1,035,642	—
Transfer out of level 3	(3,047)	—
Gains or losses recognized in profit or loss	(1,136,022)	(82,791)

As of end of the year / period	1,265,233	1,884,346

For the nine months ended September 30, 2021, RMB1,035.6 million investment in certain wealth management products was transferred from Level 2 to Level 3 as market approach was applied with significant unobservable inputs.

All of the unrealised gains or losses of level 3 instruments for the period are recognized in investment income (refer to Note 9).

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

5	Critical accounting estimates and judgments

The Group makes estimates and judgments that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities in these financial statements. Estimates and judgments are continually assessed based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

In the process of applying the Group’s accounting policies, management has made the following judgments and accounting estimation, which have the significant effect on the amounts recognized in the financial statements.

5.1	Goodwill impairment assessment

The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of cash generating units and groups of cash generating units is the higher of value-in-use (“VIU”) and fair value less costs of sale. These calculations require the use of accounting estimates. If management revises the gross margin that is used in the calculation of the future cash flows of asset groups and groups of asset groups, and the revised gross margin is lower than the one currently used, the Group may have to recognize further impairment against goodwill. If management revises the pre-tax discount rate applied to the discounted cash flows, and the revised pre-tax discount rate is higher than the one currently applied, the Group may have to recognize further impairment against goodwill. If the actual gross margin is higher than or pre-tax discount rate is lower than management’s estimates, the impairment loss of goodwill previously provided for is not allowed to be reversed by the Group.

5.2	Recognition of loan enablement and service fees

The Group recognizes loan enablement and post origination service fees by allocating total consideration to be received during the performance of borrowing period to different performance obligations. The Group estimates total consideration to be received by considering early termination scenarios. From time to time, the Group reviews actual early termination data observed and adjusts the early termination assumptions used in revenue recognition to reflect management’s best estimate. The Group considers the upfront loan enablement services and post loan enablement services as distinct performance obligations. However, the Group does not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, the Group uses the expected-cost-plus-a-margin approach to determine its best estimate of selling prices of the different performance obligations as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services and profit margin.

5.3	Income taxes

The Group is subject to income taxes in the PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognized when management considers it is probable that future taxable profits will be available against which the temporary differences or tax losses can be utilized. When the expectation is different from the original estimate, such differences will impact the recognition of deferred tax assets and taxation charges in the period in which such estimate is changed.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

5	Critical accounting estimates and judgments (Continued)

5.4	Classification of financial instruments

The judgments in determining the classification of financial assets include the analysis of business models and the characteristics of contractual cash flows.

An entity’s business model refers to how an entity manages its financial assets in order to generate cash flows. That is, the entity’s business model determines whether cash flows will result from collecting contractual cash flows, selling financial assets or both. It is typically observable through the activities that the entity undertakes to achieve the objective of the business model. An entity will need to use judgment when it assesses its business model for managing financial assets and that assessment is not determined by a single factor or activity. Instead, the entity must consider all relevant evidence that is available at the date of the assessment.

The contractual cash flow characteristics of financial assets refer to the cash flow attributes agreed on in the financial asset contract and reflect the economic characteristics of the relevant financial assets, that is, the contractual cash flows generated by the relevant financial assets on a specified date solely represents the payments of principal and interest. The principal amount refers to the fair value of the financial asset at initial recognition, which may change during the duration of the financial asset due to reasons such as early repayment. Interest includes the time value of money, credit risk related to the amount of outstanding principal in a particular period, and consideration of other basic borrowing risks, costs and profits.

5.5	Fair value of financial instruments determined using valuation techniques

Fair value, in the absence of an active market, is estimated by using valuation techniques, applying currently applicable and sufficiently available data, and the valuation techniques supported by other information, which mainly include market approach and income approach, reference to the recent arm’s length transactions, current market value of another instrument which is substantially the same, and by using the discounted cash flow analysis and option pricing models.

When using valuation techniques to determine the fair value of financial instruments, the Group would choose inputs consistent with market participants, considering transactions of related assets and liabilities. All related observable market parameters are considered in priority, including interest rate, foreign exchange rate, commodity prices, and share prices or index. When related observable parameters are unavailable or inaccessible, the Group uses unobservable parameters and makes estimates for credit risk, market volatility, and liquidity adjustments.

Using different valuation techniques and parameter assumptions may lead to significant differences of fair value estimations.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

5	Critical accounting estimates and judgments (Continued)

5.6	Measurement of the expected credit losses

The measurement of the expected credit losses for financial assets measured at amortized cost and financing guarantee contracts is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior. Explanation of the inputs, assumptions and estimation techniques used in measuring ECL is further detailed in Note 4.1.2.

A number of significant judgments are also required in applying the accounting requirements for measuring ECL, such as:

•	Determining criteria for significant increase in credit risk;

•	Choosing appropriate models and assumptions for the measurement of ECL;

•	Establishing the number and relative weightings of forward-looking scenarios for each type of product/market and the associated ECL; and

•	Establishing groups of similar financial assets for the purposes of measuring ECL.

5.7 Determination of control over the structured entities

To determine whether the Group controls the structured entities of which the Group acts as the asset manager or retail credit and enablement service provider, management applies judgment based on all relevant facts and circumstances to determine whether the Group is acting as the principal or agent for the structured entities. If the Group is acting as the principal, it has control over the structured entities. In assessing whether the Group is acting as the principal, the Group considers factors such as the scope of the decision-making authority, rights held by other parties, remuneration to which it is entitled to, and exposure to variable returns resulting from its additional involvement with structured entities. The Group will perform reassessment once the facts and circumstances change leading to changes in the above factors.

Please refer to Note 4.3 for disclosure of the maximum risk exposure of unconsolidated structured entities of the Group.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

6	Technology platform-based income

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Technology platform–based income
Retail credit and enablement service fees	28,388,746	22,820,969
Other technology platform–based income	1,069,407	523,126

	29,458,153	23,344,095

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Retail credit and enablement service fees
Loan enablement service fees	4,447,844	3,168,281
Post-origination service fees	23,511,225	18,752,074
Referral income from platform service	429,677	900,614

	28,388,746	22,820,969

(a)	The table below sets forth the remaining performance obligations of long-term contracts:

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of the year / period
Expected to be recognized within one year	21,226,371	13,340,750
Expected to be recognized in one to two years	8,273,847	6,107,052
Expected to be recognized over two years	1,798,109	2,211,622

	31,298,327	21,659,424

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

7	Net interest income

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Loans originated by consolidated trust plans
Interest income	14,950,130	20,003,489
Interest expense	(5,908,598)	(7,719,282)

Net interest income from loans originated by consolidated trust plans	9,041,532	12,284,207

Loans originated by consumer finance company and microloan lending companies
Interest income	1,009,119	2,874,426
Interest expense	(110,534)	(546,727)

Net interest income from loans originated by microloan lending companies and consumer finance company	898,585	2,327,699

Total net interest income	9,940,117	14,611,906

8	Other income

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Account management service fees	2,831,896	980,982
Penalty fee income	208,134	80,201
Others	66,280	45,894

	3,106,310	1,107,077

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

9	Investment income

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Interest income
Financial assets at amortized cost	391,099	235,731
Financial assets purchased under reverse repurchase agreements	56,439	76,737

	447,538	312,468

Realized gains
Financial assets at fair value through profit or loss	578,644	890,977
Financial assets at amortized cost	—	—

	578,644	890,977

Net change in unrealized gains/(losses)
Financial assets at fair value through profit or loss (Note 17(b))	(233,295)	(172,414)

	792,887	1,031,031

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

10	Expense by nature

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Employee benefit expenses (Note 10.1)	11,960,527	11,610,871
Loan origination and servicing expenses	4,326,945	2,781,099
Promotion and advertising expenses	1,022,680	1,156,280
Outsourcing service expenses	1,028,689	1,079,511
Payment processing expenses	904,473	884,044
Trust management fee	746,141	873,699
Depreciation of right-of-use assets (Note 25)	455,830	441,420
Taxes and surcharges	393,757	437,899
Business entertainment expenses	411,161	256,447
Depreciation of property and equipment (Note 23)	142,532	132,701
Audit fees	24,119	33,945
Amortization of intangible assets (Note 24)	16,348	8,965
Others	458,795	618,801

Total sales and marketing expenses, general and administrative expenses, operation and servicing expenses, technology and analytics expenses	21,891,997	20,315,682

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Sales and marketing expense
Borrower acquisition expenses	7,822,568	6,112,473
General sales and marketing expenses	4,523,098	4,912,880
Investor acquisition and retention expenses	504,359	291,241
Referral expenses from platform service.	308,236	733,944

	13,158,261	12,050,538

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

10	Expense by nature (Continued)

10.1	Employee benefit expenses

(a)	Employee benefit expenses are as follows:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Wages, salaries and bonuses	8,461,403	7,991,714
Other social security costs, housing benefits and other employee benefits	2,346,703	2,386,481
Pension costs – defined contribution plans	1,050,774	1,190,622
Share-based payment (Note 43)	101,647	42,054

	11,960,527	11,610,871

(b)	Five highest paid individuals

The five individuals whose emoluments excluding share-based payment were the highest in the Group for the nine months ended September 30, 2021 and 2022 include three and two directors, whose emoluments are reflected in the analysis shown in Note 47. The emoluments payable to the remaining two and three individuals during the nine months ended September 30, 2021 and 2022 are as follows:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Wages, salaries and bonuses	9,453	14,424
Other social security costs, housing benefits and other employee benefits	1,699	2,006
Pension costs – defined contribution plans	43	113

	11,195	16,543

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

10	Expense by nature (Continued)

10.1	Employee benefit expenses (Continued)

(b)	Five highest paid individuals (Continued)

The emoluments fell within the following bands:

	Nine months ended September 30,
	2021	2022
Emolument bands (in RMB’000)

5,000 — 10,000	2	3

11	Credit impairment losses

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Financing guarantee contracts	1,830,056	4,740,212
Loans to customers	1,673,342	4,218,557
Accounts and other receivables and contract assets	617,663	1,063,502
Financial assets at amortized cost	(12,786)	271,607
Others	2,467	(1,943)

	4,110,742	10,291,935

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

12	Finance costs

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Interest expenses on convertible promissory note	665,534	787,518
Interest expenses on borrowings	228,716	407,984
Interest expenses on Convertible Notes	371,342	383,261
Interest expense on lease liabilities	28,725	31,170
Interest expenses on consolidated wealth management products	5,427	5,242
One-time expenses related to C-round restructuring	—	—
Interest expenses on convertible redeemable preferred shares	—	—
Bank interest income	(571,588)	(877,225)

	728,156	737,950

13	Other gains/(losses) – net

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Government grants	165,889	289,805
Input VAT super-deduction	43,942	60,008
ADS transferring income	92,053	143,327
Foreign exchange gains/(losses)	(45,465)	(881,709)
Others	(56,847)	(26,753)

	199,572	(415,322)

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

14	Income tax expenses

The following table sets forth the income tax expense of the Group for the nine months ended September 30, 2021 and 2022:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Current income tax	11,173,503	3,029,215
Deferred income tax	(5,925,735)	1,006,305

	5,247,768	4,035,520

The following table sets forth the reconciliation from income tax calculated based on the applicable tax rates and profit before income tax expenses presented in the consolidated financial statements to the income tax expenses:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Profit before income tax expenses	19,060,534	13,616,494
Income tax calculated at the PRC statutory tax rate of 25%	4,765,134	3,404,124
Tax effect of:
Differential income tax rates applicable to subsidiaries (Note a, b, c)	244,682	436,311
Deductible temporary differences and tax losses for which no deferred tax asset was recognized	72,077	175,722
Expenses and losses not deductible for tax purposes	152,255	48,686
Reversal of deferred tax assets recognized in prior years	164,533	22,128
Income not subject to tax	(10,195)	(4,456)
Utilisation of previously unrecognized deferred tax assets	(38,665)	(52,814)
Research and development tax credit	(7,773)	(4,398)
Effect of tax rate changes on deferred income taxes	—	—
Others	(94,280)	10,217

Income tax expense	5,247,768	4,035,520

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

14	Income tax expenses (Continued)

(a)	Cayman Islands and BVI Income Tax

The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. The Group entities established under the BVI Business Companies Acts are exempted from BVI income taxes.

(b)	Hong Kong Income Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018, the first HKD2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half of the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

(c)	Singapore Income Tax

The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated assessable profit that was subject to Singapore profits tax for the nine months ended September 30, 2021 and 2022.

(d)	Indonesia Income Tax

The Indonesia income tax rate is 22%. No Indonesia profits tax was provided for as there was no estimated assessable profit that was subject to Indonesia profits tax for the nine months ended September 30, 2021 and 2022.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

14	Income tax expenses (Continued)

(e)	PRC Corporate Income Tax (“CIT”)

The income tax provision of the Group in respect of its operations in the PRC was generally calculated at the tax rate of 25% on the assessable profits for the nine months ended September 30, 2021 and 2022, based on the existing legislation, interpretations and practices in respect thereof.

On November 27, 2018, the Group’s subsidiary Weikun Technology qualified as a High and New Technology Enterprise (hereinafter “HNTE”), which entitles it to a preferential CIT rate of 15% for consecutive three years. Furthermore, according to the policy issued by the State Tax Administration of the PRC (Guofa (2007) No.40), Weikun Technology was entitled to a preferential CIT rate of 12.5% and 15% for the years ended December 31, 2019 and 2020. Weikun reapplied for HNTE status and the application was approved in December 2021. Accordingly,Weikun continued and will continue to be taxed at a preferential tax rate of 15% for 2021, 2022, and 2023.

According to the policy issued jointly by Ministry of Finance of PRC and the State Tax Administration (Caishui (2020) No.31 and Caishui (2021) No.30), if a company generated more than 60% of its operating revenue in a specific area in a given year, the company is entitled to a preferential CIT rate of 15% for that year. Lufax Holding (Shenzhen) Technology Service Co., Ltd. and the branch of Shenzhen Pingan Puhui Enterprise Management Co., Ltd., which operate in Qianhai district, Shenzhen, were qualified for this tax preferential treatment for the year ended December 31, 2021 and therefore were entitled to a preferential CIT rate of 15% in 2021. The branches of Ping An Puhui Financing Guarantee Co., Ltd., and Ping An Puhui Investment & Consulting Co., Ltd., which operate in Hainan Free Trade Port, were also qualified for a preferential CIT rate of 15% for the nine months ended September 30, 2021.

(f)	PRC Withholding Tax

According to the New Corporate Income Tax Law, distribution of profits earned by the PRC companies since January 1, 2008 to foreign investors is subject to withholding tax of 5% or 10%, depending on the country of incorporation of the foreign investor, upon the distribution of profits to overseas-incorporated immediate holding companies.

The Group does not have any plan in foreseeable future to require its PRC subsidiaries to distribute their retained earnings and intends to retain them to operate and expand business in the PRC. Accordingly, no deferred tax liability on withholding tax was accrued at the end of each period presented.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

15	Earnings per share

(a)

Basic earnings per share is calculated by dividing the profit attributable to owners of the Group by the weighted average number of ordinary shares in issue during the period excluding ordinary shares purchased by the Group.

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Profit attributable to owners of the Company	13,898,293	9,514,661
Weighted average number of ordinary shares in issue	1,189,254,448	1,144,748,717

Basic earnings per share (in RMB)	11.69	8.31

Basic earnings per ADS (in RMB)	5.85	4.16

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

15	Earnings per share (Continued)

(b)

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the nine months ended September 30, 2021 and 2022 the Group has four categories of potential dilutive ordinary shares: convertible promissory note, optionally convertible promissory notes (refer to Note 35), share options and PSUs.

For the nine months ended September 30, 2021, all four categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share.

For the nine months ended September 30, 2022, three categories of potential dilutive ordinary shares are included in the calculation of diluted earnings per share: convertible promissory note, share options and PSUs. Potential ordinary shares issuable upon conversion of optionally convertible promissory notes were not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Earnings
Profit attributable to owners of the Company	13,898,293	9,514,661
Interest expense on convertible instruments, net of tax	1,036,876	787,518

Net profit used to determine diluted earnings per share	14,935,169	10,302,179

Weighted average number of ordinary shares
Weighted average number of ordinary shares in issue	1,189,254,448	1,144,748,717
Adjustments for: Assumed conversion of convertible instruments	169,736,564	145,118,653
Assumed exercise of share options and vesting of PSUs	10,151,773	2,168,652

Weighted average number of ordinary shares for diluted earnings per share	1,369,142,785	1,292,036,022

Diluted earnings per share (in RMB)	10.91	7.97

Diluted earnings per ADS (in RMB)	5.46	3.99

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

16	Cash at bank and restricted cash

Cash at bank	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Demand deposits
RMB	18,132,859	22,207,847
USD	4,137,462	5,225,036
HKD	43,697	32,650
IDR	37,385	22,025
SGD	3,651	—

	22,355,054	27,487,558

Time deposits
RMB	11,659,866	15,529,661
USD	637,884	2,669,333
IDR	93,776	118,381

	12,391,526	18,317,375

Less: Provision for impairment losses	(3,392)	(2,022)

	34,743,188	45,802,911

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Restricted cash
Cash from consolidated structured entities (a)	24,903,595	23,590,704
Deposits for borrowings (b)	3,042,930	1,467,510
Deposits held on behalf of platform investors (c)	1,791,455	1,032,721
Others	715,559	930,901

	30,453,539	27,021,836

(a)

Cash from consolidated structured entities is the cash held by the Group’s consolidated structured entities collected from platform investors mainly for their upcoming investment in retail credit business.

(b)	Deposits for borrowings are pledges for secured borrowings (refer to Note 29(a)).
(c)

Deposits held on behalf of platform investors represents funds received from platform investors while investment decisions are yet to be made, or investors’ funds whose withdrawal is in processing due to settlement time.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

17	Financial assets at fair value through profit or loss

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Unlisted securities
Bank wealth management products	4,589,101	6,076,927
Asset management plans (a) (b)	8,307,773	5,117,748
Structured deposits	6,640,977	4,926,335
Mutual funds	2,486,541	3,777,798
Trust plans (b)	3,052,089	3,139,573
Private fund and other equity investments	2,765,016	1,589,907
Corporate bonds (b)	3,064,872	47,033
Other debt investments	108,991	888,852

Listed securities
Stock	7,851	—

	31,023,211	25,564,173

(a)

In 2019, the Company obtained the creditors’ rights of the loans to one of the Company’s shareholders through an investment in a trust plan, which was collateralized by beneficiary rights of the shares of the Company. As of December 31, 2021 and September 30, 2022, the carrying amount of the trust plan was RMB263million and RMB276 million, which was recognized as financial assets at fair value through profit or loss.

(b)

As of December 31, 2021 and September 30, 2022, the principal amount of financial assets at fair value through profit or loss amounting to RMB3,325 million and RMB4,157 million were past due. A fair value loss of RMB124 million and RMB66 million was recognized for the nine months ended September 30, 2021 and 2022 for these overdue financial assets based on the discounted future recoverable amount estimated at the balance sheet date.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

18	Financial assets at amortized cost

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Unlisted securities
Debt Investments	5,002,174	6,197,626

Interest receivable	121,415	128,277

	5,123,589	6,325,903
Less: Provision for impairment losses	(1,338,976)	(1,576,421)

	3,784,613	4,749,482

(a)

As of December 31, 2021, and September 30, 2022, the principal amount of financial assets at amortized cost amounting to RMB1,795 million and RMB2,114 million were past due. An impairment loss of RMB36 million and RMB237 million was recognized for the nine months ended September 30, 2021 and 2022 based on the discounted future recoverable amount estimated at the balance sheet date.

(b)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the nine months ended September 30, 2021:

	Nine months ended September 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2021	5,512,867	—	2,115,235	107,732	7,735,834
New financial assets originated or purchase	7,261,303	—	—	442,193	7,703,496
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(8,832,335)	—	(5,500)	(37,024)	(8,874,859)

As of September 30, 2021	3,941,835	—	2,092,084	504,207	6,538,126

(c)	The following table sets forth the movement of ECL allowance for the nine months ended September 30, 2021:

	Nine months ended September 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2021	5,160	—	1,140,348	26,357	1,171,865
New financial assets originated or purchase	10,575	—	—	—	10,575
Write-offs	—	—	(17,651)	(8,694)	(26,345)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(2,621)	—	(5,500)	39,737	31,616
Change in parameters of expected credit loss model	244	—	12,168	(2,244)	10,168

As of September 30, 2021	13,358	—	1,129,365	55,156	1,197,879

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

18	Financial assets at amortized cost (Continued)

(d)	The following table sets forth the movement of gross carrying amount of financial assets at amortized cost for the nine months ended September 30, 2022:

	Nine months ended September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	2,709,756	—	1,865,241	548,592	5,123,589
New financial assets originated or purchase	3,833,173	—	—	64,045	3,897,218
Transfers	(363,927)	—	363,927	—	—
— From stage 1 to stage 2	(363,927)	363,927	—	—	—
— From stage 2 to stage 3	—	(363,927)	363,927	—	—
Write-offs	—	—	(38,858)	(8,813)	(47,671)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(2,455,810)	—	20,587	(212,010)	(2,647,233)

As of September 30, 2022	3,723,192	—	2,210,897	391,814	6,325,903

(e)	The following table sets forth the movement of ECL allowance for the nine months ended September 30, 2022:

	Nine months ended September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	POCI	Total
As of January 1, 2022	11,904	—	1,280,502	46,570	1,338,976
New financial assets originated or purchase	5,901	—	—	—	5,901
Transfers	(3,622)	—	236,007	—	232,385
— From stage 1 to stage 2	(3,622)	3,622	—	—	—
— From stage 2 to stage 3	—	(63,386)	63,386	—	—
Net impact on expected credit loss by stage transfer		59,764	172,621	—	232,385
Write-offs	—	—	(38,858)	(8,813)	(47,671)
Financial assets de-recognized and other adjustments in the current period (including repayments of financial assets)	(3,475)	—	—	2,862	(613)
Change in parameters of expected credit loss model	17,329	—	40,274	(10,160)	47,443

As of September 30, 2022	28,037	—	1,517,925	30,459	1,576,421

19	Financial assets purchased under reverse repurchase agreements

Classified by collateral:

	As of December 31,	As of September 30,
	2021	2022
	RMB’000	RMB’000
Bonds (a)	5,527,177	—

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

19	Financial assets purchased under reverse repurchase agreements (Continued)

(a)

The Group enters into purchases of assets under reverse repurchase agreements. The Group may not take physical possession of assets purchased under such agreements. In the event of default by the counterparty to repurchase the assets, the Group has the right to the underlying assets. The difference between the purchasing price and reselling price is recognized as investment income over the term of the agreement using the effective interest method.

20	Accounts and other receivables and contract assets

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Contract acquisition cost (g)	7,964,247	7,145,847
Loan enablement and service fees	7,380,284	5,262,744
Receivables from external payment services providers (a)	2,665,300	1,684,547
Trust statutory deposits (b)	1,359,642	1,144,316
Other technology platform-based income	764,571	575,133
Referral income from platform service	288,164	608,363
Receivables for shares repurchase program (Note 38(a))	870,006	876,462
Other deposits	542,817	848,053
Guarantee fees	410,577	469,669
Receivables from ADS income	111,933	154,827
Receivables from exercise of share options	36,036	1,727
Others	582,044	343,645

Less: Provision for impairment losses (c)	(630,848)	(637,692)

	22,344,773	18,477,641

The following table sets forth the aging analysis of (i) loan enablement and service fees, (ii) other technology platform-based income, (iii) referral income from platform service and (iv) guarantee fees as of December 31, 2021 and September 30, 2022. The age of each receivable starts from the date its corresponding revenue was recognized.

	As of December 31,	As of September 30,
	2021	2022
	RMB’000	RMB’000
Up to 1 year	8,673,176	6,839,525
1 to 2 years	78,420	49,325
2 to 3 years	9,931	20,962
Above 3 years	82,069	6,097

	8,843,596	6,915,909

(a)

The Group maintains accounts with external online payment service providers to transfer deposits of platform investors, collect principal and interest from borrowers and dispatch loan proceeds to borrowers. The Group recorded the related amounts as receivables from external payment service providers.

(b)	The balances represent cash deposited in China Trust Protection Fund Co., Ltd. as required by trust regulations.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

20	Accounts and other receivables and contract assets (Continued)

(c)	The following table sets forth the movements in the provision for impairment losses:

	Year ended December 31, 2021	Nine months ended September 30, 2022
	RMB’000	RMB’000
At the beginning of the year / period	688,378	630,848
Impairment loss recognized in the consolidated statement of comprehensive income	991,903	1,063,502
Written off during the year / period	(1,083,618)	(1,076,262)
Recovery of receivables written off previously	34,185	19,604

At the end of the year / period	630,848	637,692

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

20	Accounts and other receivables and contract assets (Continued)

(d)

The loss allowance as of December 31, 2021 was determined as follows for receivables from loan enablement and service fee, other technology platform-based income and referral income from platform service and guarantee fees:

	As of December 31, 2021
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	2.36%	89.87%	94.83%	7.13%
Loan enablement and service fees	6,943,369	201,188	235,727	7,380,284
Other technology platform-based income	764,571	—	—	764,571
Referral income from platform service	288,164	—	—	288,164
Guarantee fees	379,493	18,069	13,015	410,577

Loss allowance	(197,933)	(197,042)	(235,873)	(630,848)

(e)

The loss allowance as of September 30, 2022 was determined as follows for receivables from loan enablement and service fees, other technology platform-based income and referral income from platform service and guarantee fees.

	As of September 30, 2022
	Current	1-90 days past due	91-180 days past due	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Expected loss rate	1.70%	90.56%	94.83%	9.22%
Loan enablement and service fees	4,789,417	204,705	268,622	5,262,744
Other technology platform-based income	575,133	—	—	575,133
Referral income from platform service	608,363	—	—	608,363
Guarantee fees	373,095	51,142	45,432	469,669

Loss allowance	(108,178)	(231,688)	(297,826)	(637,692)

(f)

As of December 31, 2021 and September 30, 2022, the remaining amount of consideration the Group expected to receive is higher than the carrying amount of contract acquisition cost. As such, no loss allowance was recorded against contract acquisition cost.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

21	Loans to customers

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Loans originated by consolidated trust plans	202,175,185	206,621,619
Loans originated by microloan lending companies and consumer finance company	12,587,586	28,406,536
Interest receivable	2,963,210	2,628,936
Less: Provision for impairment losses
Stage 1	(1,860,245)	(3,509,160)
Stage 2	(312,280)	(817,021)
Stage 3	(581,346)	(1,101,171)
	(2,753,871)	(5,427,352)

	214,972,110	232,229,739

(a)

As of December 31, 2021 and September 30, 2022, loans amounting to RMB162,417 million and RMB158,520 million, respectively, were covered by credit enhancement provided by credit enhancement partners. Of these amounts, the majority of the balance in each period was covered by credit insurance provided by Ping An Property and Casualty Insurance Company (“Ping An P&C”), a subsidiary of Ping An Group. Credit enhancement partners independently underwrite the borrowers and entered into the credit enhancement agreements either in the form of credit insurance or financing guarantees directly with the borrowers. The beneficiaries of such credit enhancement are the institutional funding partners who provide funding to the borrowers.

(b)	For the nine months ended September 30, 2021 and 2022, the amounts of concession provided to customers were not material.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

21	Loans to customers (Continued)

(c)	The following table sets forth the movement of gross carrying amount of loans to customers for the nine months ended September 30, 2021:

	Nine months ended September 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	119,568,582	839,817	406,620	120,815,019
New loans originated	180,705,404	—	—	180,705,404
Transfers	(3,759,529)	2,929,232	830,297	—
— From stage 1 to stage 2	(3,798,863)	3,798,863	—	—
— From stage 2 to stage 1	39,334	(39,334)	—	—
— From stage 2 to stage 3	—	(830,668)	830,668	—
— From stage 3 to stage 2	—	371	(371)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(94,532,763)	(2,112,966)	(96,233)	(96,741,962)
Write-offs	—	—	(634,518)	(634,518)

As of September 30, 2021	201,981,694	1,656,083	506,166	204,143,943

(d)	The following table sets forth the movement of ECL allowance for the nine months ended September 30, 2021:

	Nine months ended September 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	480,854	195,339	313,012	989,205
New loans originated	936,017	—	—	936,017
Transfers	(750,689)	210,513	801,737	261,561
— From stage 1 to stage 2	(760,077)	760,077	—	—
— From stage 2 to stage 1	14,366	(14,366)	—	—
— From stage 2 to stage 3	—	(757,986)	757,986	—
— From stage 3 to stage 2	—	353	(353)	—
Net impact on expected credit loss by stage transfers	(4,978)	222,435	44,104	261,561
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(411,255)	(261,886)	(123,062)	(796,203)
Change in parameters of expected credit loss model	1,201,518	55,204	15,245	1,271,967
Write-offs	—	—	(634,518)	(634,518)
Recovery of loans written off previously	—	—	75,073	75,073

As of September 30, 2021	1,456,445	199,170	447,487	2,103,102

As of September 30, 2021, loans to customers amounting to RMB634,518 million were written off in first nine months of 2021 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

21	Loans to customers (Continued)

(e)	The following table sets forth the movement of gross carrying amount of loans to customers for the nine months ended September 30, 2022:

	Nine months ended September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	215,525,406	1,576,245	624,330	217,725,981
New loans originated	178,489,828	—	—	178,489,828
Transfers	(10,919,207)	8,612,178	2,307,029	—
— From stage 1 to stage 2	(11,082,815)	11,082,815	—	—
— From stage 2 to stage 1	163,413	(163,413)	—	—
— From stage 2 to stage 3	—	(2,314,308)	2,314,308	—
— From stage 3 to stage 1	195	—	(195)	—
— From stage 3 to stage 2	—	7,084	(7,084)	—
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(149,614,126)	(7,213,550)	(70,955)	(156,898,631)
Write-offs	—	—	(1,660,087)	(1,660,087)

As of September 30, 2022	233,481,901	2,974,873	1,200,317	237,657,091

(f)	The following table sets forth the movement of ECL allowance for the nine months ended September 30, 2022:

	Nine months ended September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	1,860,245	312,280	581,346	2,753,871
New loans originated	1,273,146	—	—	1,273,146
Transfers	(2,409,919)	1,209,480	2,178,409	977,970
— From stage 1 to stage 2	(2,451,116)	2,451,116	—	—
— From stage 2 to stage 1	57,581	(57,581)	—	—
— From stage 2 to stage 3	—	(2,067,222)	2,067,222	—
— From stage 3 to stage 1	185	—	(185)	—
— From stage 3 to stage 2	—	6,730	(6,730)	—
Net impact on expected credit loss by stage transfers	(16,569)	876,437	118,102	977,970
Loans de-recognized and other adjustments in the current period (including repayments of loans)	(938,115)	(877,841)	(145,426)	(1,961,382)
Change in parameters of expected credit loss model	3,723,803	173,102	31,918	3,928,823
Write-offs	—	—	(1,660,087)	(1,660,087)
Recovery of loans written off previously	—	—	115,011	115,011

As of September 30, 2022	3,509,160	817,021	1,101,171	5,427,352

As of September 30, 2022, loans to customers amounting to RMB1,660,087 million were written off in first nine months of 2022 and were still subject to enforcement activity.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

22	Deferred tax assets and deferred tax liabilities

Deferred income assets and liabilities of the Group are set out as follows:

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Deferred tax assets	4,873,370	3,978,163
Deferred tax liabilities	(833,694)	(944,792)

Net amount	4,039,676	3,033,371

Deferred assets and liabilities not taking into consideration the offsetting of balances are set out as follows:

(a)	The following table sets forth the details of deferred tax assets:

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Provision for asset impairments	986,943	1,263,125
Guarantee liabilities	674,277	1,127,524
Revenue recognition—differences between accounting and tax book	1,635,551	595,674
Employee benefit payables	751,926	582,870
Accrued expenses	489,544	450,136
Deductible tax losses	194,627	148,191
Changes in fair value	140,242	129,792
Others	63,476	21,447

	4,936,586	4,318,759

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

22	Deferred tax assets and deferred tax liabilities (Continued)

(b)	Deductible temporary differences and deductible losses that are not recognized as deferred tax assets are analyzed as follows:

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Deductible temporary differences	2,720,263	3,867,447
Deductible losses	2,432,434	1,991,759

	5,152,697	5,859,206

(c)	Deductible losses that are not recognized as deferred tax assets will expire as follows:

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
2021	—	—
2022	7,433	7,010
2023	124,678	137,654
2024	365,455	369,145
2025	71,574	76,259
2026	169,894	57,503
2027	—	45,558
No due date	1,693,400	1,298,630

	2,432,434	1,991,759

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

22	Deferred tax assets and deferred tax liabilities (Continued)

(d)	The following table sets forth the movements of the deferred tax asset:

Movements	Deductible tax losses	Provision for asset impairments	Employee benefit payables	Accrued expenses	Guarantee liabilities	Revenue recognition - differences between accounting and tax book	Others (Include changes in fair value )	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2020	581,325	1,368,693	626,048	528,660	187,169	—	269,030	3,560,925

Credited/(charged)—to profit or loss	(466,545)	788,276	51,473	54,535	(125,863)	—	114,635	416,511

As of September 30, 2021	114,780	2,156,969	677,521	583,195	61,306	—	383,665	3,977,436

As of December 31, 2021	194,627	986,943	751,926	489,544	674,277	1,635,551	203,718	4,936,586

Credited/(charged)—to profit or loss	(46,436)	276,182	(169,056)	(39,408)	453,247	(1,039,877)	(52,479)	(617,827)

As of September 30, 2022	148,191	1,263,125	582,870	450,136	1,127,524	595,674	151,239	4,318,759

(e)	The following table sets forth for the details of deferred tax liabilities:

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Unrealized consolidated earnings	576,472	992,986
Intangible assets arisen from business combination	211,565	211,565
Changes in fair value	77,271	68,858
Effective interest adjustment	18,045	—
Others	13,557	11,979

	896,910	1,285,388

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

22	Deferred tax assets and deferred tax liabilities (Continued)

(f)	The following table sets forth the movements of the deferred tax liabilities:

Movements	Revenue recognition differences between accounting and tax book	Intangible assets arisen from business combination	Unrealized consolidated earnings	Effective interest adjustment	Changes in fair value	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2020	4,157,984	452,258	434,850	862,035	20,469	8,398	5,935,994

Charged/(credited)—to profit or loss	404,811	(70,629)	(101,024)	(841,152)	185,574	(2,170)	(424,590)

As of September 30, 2021	4,562,795	381,629	333,826	20,883	206,043	6,228	5,511,404

As of December 31, 2021	—	211,565	576,472	18,045	77,271	13,557	896,910

Charged/(credited)—to profit or loss	—	—	416,514	(18,045)	(8,413)	(1,578)	388,478

As of September 30, 2022	—	211,565	992,986	—	68,858	11,979	1,285,388

(g)	The following table sets forth the net balances of deferred tax assets and liabilities after offsetting:

	As of December 31, 2021		As of September 30, 2022
	Offset amount	Balance after offsetting	Offset amount	Balance after offsetting
	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax assets	(63,216)	4,873,370	(340,596)	3,978,163

Deferred tax liabilities	63,216	(833,694)	340,596	(944,792)

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

23	Property and equipment

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	601,764	804,164	1,405,928
Accumulated depreciation	(354,656)	(627,229)	(981,885)

Net book amount	247,108	176,935	424,043

Nine months ended September 30, 2021
Opening net book amount	247,108	176,935	424,043
Additions	34,412	51,928	86,340
Disposals	(2,129)	(2,468)	(4,597)
Depreciation charge	(78,086)	(64,446)	(142,532)

Closing net book amount	201,305	161,949	363,254

As of September 30, 2021
Cost	614,746	815,146	1,429,892
Accumulated depreciation	(413,441)	(653,197)	(1,066,638)

Net book amount	201,305	161,949	363,254

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

23	Property and equipment (Continued)

	Buildings, office and electrical equipment, motor vehicles	Leasehold improvements	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	626,583	849,946	1,476,529
Accumulated depreciation	(412,644)	(683,804)	(1,096,448)

Net book amount	213,939	166,142	380,081

Nine months ended September 30, 2022
Opening net book amount	213,939	166,142	380,081
Additions	22,845	49,258	72,103
Disposals	(4,121)	(744)	(4,865)
Depreciation charge	(57,526)	(75,175)	(132,701)

Closing net book amount	175,137	139,481	314,618

As of September 30, 2022
Cost	598,319	892,927	1,491,246
Accumulated depreciation	(423,182)	(753,446)	(1,176,628)

Net book amount	175,137	139,481	314,618

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

24	Intangible assets

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2021
Cost	1,815,576	255,063	2,070,639
Accumulated amortization	(5,000)	(118,968)	(123,968)
Impairment	—	(64,209)	(64,209)

Net book amount	1,810,576	71,886	1,882,462

Nine months ended September 30, 2021
Opening net book amount	1,810,576	71,886	1,882,462
Additions	—	3,098	3,098
Impairment	(283,817)	—	(283,817)
Amortization charge	—	(16,348)	(16,348)

Closing net book amount	1,526,759	58,636	1,585,395

As of September 30, 2021
Cost	1,815,576	259,419	2,074,995
Accumulated amortization	(5,000)	(136,574)	(141,574)
Impairment	(283,817)	(64,209)	(348,026)

Net book amount	1,526,759	58,636	1,585,395

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

24	Intangible assets (Continued)

	Trademarks and licenses	Computer software and others	Total
	RMB’000	RMB’000	RMB’000
As of January 1, 2022
Cost	1,815,576	258,189	2,073,765
Accumulated amortization	(5,000)	(141,202)	(146,202)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	52,778	899,406

Nine months ended September 30, 2022
Opening net book amount	846,628	52,778	899,406
Additions	—	1,936	1,936
Disposals	—	(309)	(309)
Amortization charge	—	(8,965)	(8,965)

Closing net book amount	846,628	45,440	892,068

As of September 30, 2022
Cost	1,815,576	257,373	2,072,949
Accumulated amortization	(5,000)	(147,724)	(152,724)
Impairment	(963,948)	(64,209)	(1,028,157)

Net book amount	846,628	45,440	892,068

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

25	Leases

(a)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	As of December 31, 2021	As of September 30, 2022
Right-of-use assets	RMB’000	RMB’000
Properties	804,990	764,247

Lease liabilities	794,544	764,049

(b)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Nine months ended September 30,
	2021	2022
Depreciation charge of right-of-use assets	RMB’000	RMB’000
Properties	455,830	441,420

Interest expense (included in finance costs)	28,725	31,170
Expense relating to short-term leases (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	37,528	36,457
Expense relating to leases of low-value assets (included in operation and servicing expenses; general and administrative expenses; technology and analytics expenses; and sales and marketing expenses)	18,814	16,747

The total cash outflow for leases for nine months ended September 30, 2021 and 2022 were RMB588 million and RMB624 million, respectively.

(c)	The Group’s leasing activities and how these are accounted for

The Group leases various offices. Rental contracts are typically made for fixed periods of 1 to 6 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as collateral for borrowing purposes.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

25	Leases (Continued)

(d)	Movement of right-of-use assets

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Opening net book amount	973,547	804,990
Additions	330,808	437,877
Early termination	(52,005)	(37,200)
Depreciation charge	(456,599)	(441,420)

Closing net book amount	795,751	764,247

	As of December 31,	As of September 30,
	2021	2022
	RMB’000	RMB’000
Cost	1,810,222	1,573,435
Accumulated depreciation	(1,005,232)	(809,188)

Net book amount	804,990	764,247

26	Goodwill

	As of January 1, 2021	Increase	Decrease	As of September 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800

Jinniu Loan	2,515	—	—	2,515
	9,117,382	—	—	9,117,382

Less: Impairment losses	(70,552)	(126,207)	—	(196,759)

	9,046,830	(126,207)	—	8,920,623

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

26	Goodwill (Continued)

	As of January 1, 2022	Increase	Decrease	As of September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
Puhui	8,911,445	—	—	8,911,445
Tianjin Guarantee	126,207	—	—	126,207
Pingan Jixin	67,752	—	—	67,752
Lu International (Hong Kong) Limited	6,663	—	—	6,663
Yunque Dongfang	2,800	—	—	2,800
Jinniu Loan	2,515	—	—	2,515

	9,117,382	—	—	9,117,382
Less: Impairment losses	(199,274)	—	—	(199,274)

	8,918,108	—	—	8,918,108

Impairment losses amounting to RMB126 million and nil were recognized for the nine months ended September 30, 2021 and 2022, respectively based on the results of impairment test. Other than the aforementioned impairment, the results of cash flow projections exceed the carrying amount of each related cash-generating unit or group of units. However, subsequent impairment tests may be based upon different assumptions and future cash flow projections, which may result in an impairment of these assets in the foreseeable future.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

27	Other assets

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Recoverable value-added tax	500,436	899,996
Derivative financial assets (a)	38,403	664,813
Prepayments	114,380	122,800
Prepaid income tax	553,938	122,572
Deferred expenses	24,133	68,108
Repossessed assets	37,085	30,077
Others	12,210	31,527

	1,280,585	1,939,893
Less: Provisions for impairment	(31,161)	(24,548)

	1,249,424	1,915,345

(a)	Interest rate swap

	As of December 31, 2021	As of September 30, 2022
Carrying amount	RMB38,403	RMB255,783
Notional amount	USD1,290,000	USD1,290,000
Maturity date	May 18, 2023	May 18, 2023
Pay type	Fixed	Fixed
Receive type	1 month	1 month

Foreign currency swap

	As of September 30, 2022
	Nominal amount	Fair value
	RMB’000	RMB’000
Foreign exchange swaps	9,071,612	409,030

28	Payable to platform investors

Payable to platform investors are the funds from the investors that were not yet used to purchase investment products displayed on the Company’s platform.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

29	Borrowings

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Secured
- Bank borrowings (a)	2,991,890	1,344,970
Unsecured
- Bank borrowings (b)	22,816,450	34,161,519
- Corporate borrowings	388	—

	25,808,728	35,506,489
Interest payable	118,689	273,963

Total borrowings	25,927,417	35,780,452

(a)

As of September 30, 2022, the Group had RMB 1,345 million secured bank borrowings guaranteed by deposits (refer to Note 16(b)), The terms of all these borrowings are twenty-four months, whose interest rates range from 3.84% to 4.05% per annum.

(b)

As of September 30, 2022, the Group had drawn down USD1,290 million of unsecured borrowings under a USD1,500 million three-year syndicated loan facility agreement entered into on February 13, 2020. The interest rate is determined based on monthly LIBOR rate plus 1.25% and the interest is repaid on monthly basis.

(c)	The following table sets forth the range of interest rates of borrowings as of December 31, 2021 and September 30, 2022:

	As of December 31, 2021	As of September 30, 2022
Bank borrowings—fixed rate	2.80%-4.80%	2.90%-4.30%
Bank borrowings—floating rate	1.35%-1.92%	1.72%-5.04%
Corporate borrowings—fixed rate	0.78%	NA

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

30	Bond payable

As of September 30, 2022
RMB’000
New issued bonds	2,010,782
Interest accrued at effective interest rate	23,491
Interest paid	—
Exchange differences	116,520

Carrying value as of September, 2022	2,150,793

On June 7, 2022 and June 14, 2022, the Group issued two bonds of USD150 million (equivalent to approximately RMB1,065 million), respectively, whose interest rates are determined based on compounded SOFR rate plus 2.5% and 2.55%, and the interest is paid at maturity. Both of the bonds mature one year from the issue.

31	Accounts and other payables and contract liabilities

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Employee benefit payable	4,041,847	3,173,961
Contract liabilities from retail credit and enablement service	1,107,263	2,767,328
Dividends payable	—	2,765,953
Tax payable	831,329	613,879
Payable to cooperation banks (a)	702,844	596,602
Payable to investees	431,148	430,616
Payable to external suppliers	401,209	177,264
Trust management fee	415,817	91,977
Cash compensation of Class C ordinary shares restructuring	46,749	21,205
Others	836,049	999,894

	8,814,255	11,638,679

(a)

Payable to cooperation banks is related to the restricted cash that is generated from a risk sharing business with banks. Under such business, the Group provides loan enablement services for loans originated by banks and is paid a variable fee determined based on the performance of underlying loans facilitated by the Group. On a monthly basis, the Group receives fixed service fees from the cooperation banks based on a fixed percentage of loans originated in restricted cash accounts. The service fees will be adjusted based on actual performance of the loans originated under this business upon maturity.

(b)	As of September 30, 2022, the aging of the payable to external suppliers and trust management fee are all within 1 year.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

32	Payable to investors of consolidated structured entities

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Payable to investors of consolidated trust plans	195,262,648	193,452,513
Payable to investors of consolidated wealth management plans	183,492	158,384

	195,446,140	193,610,897

33	Financing guarantee liabilities

(a)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the nine months ended September 30, 2021:

	Year ended December 31, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	20,898,499	70,527	—	20,969,026
New guarantee contracts originated	51,758,166	—	—	51,758,166
Transfers	(705,362)	705,362	—	—

— From stage 1 to stage 2	(727,691)	727,691	—	—
— From stage 2 to stage 1	22,329	(22,329)	—	—

Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(17,740,439)	(573,086)	—	(18,313,525)

As of September 30, 2021	54,210,864	202,803	—	54,413,667

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

33	Financing guarantee liabilities (Continued)

(b)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the nine months ended September 30, 2021:

	Nine months ended September 30, 2021
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2021	688,080	60,594	—	748,674
New guarantee contracts originated	793,822	—	—	793,822
Transfers	(548,067)	661,746	—	113,679

— From stage 1 to stage 2	(558,721)	558,721	—	—
— From stage 2 to stage 1	21,227	(21,227)	—	—
Net impact on expected credit loss by stage transfers	(10,573)	124,252	—	113,679

Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(617,571)	(546,465)	—	(1,164,036)
Change in parameters of expected credit loss model	1,528,074	6,984	—	1,535,058

As of September 30, 2021	1,844,338	182,859	—	2,027,197

(c)	The following table sets forth the movement of gross carrying amount of financing guarantee contracts for the nine months ended September 30, 2022:

	Nine months ended September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	64,416,918	314,451	—	64,731,369
New guarantee contracts originated	123,728,350	—	—	123,728,350
Transfers	(3,465,791)	3,465,791	—	—

— From stage 1 to stage 2	(3,561,732)	3,561,732	—	—
— From stage 2 to stage 1	95,941	(95,941)	—	—

Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(111,195,415)	(2,916,741)	—	(114,112,156)

As of September 30, 2022	73,484,062	863,501	—	74,347,563

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

33	Financing guarantee liabilities (Continued)

(d)	The following table sets forth the movement of ECL allowance of financing guarantee contracts for the nine months ended September 30, 2022:

	Nine months ended September 30, 2022
	RMB’000	RMB’000	RMB’000	RMB’000
	Stage 1	Stage 2	Stage 3	Total
As of January 1, 2022	2,402,385	294,724	—	2,697,109
New guarantee contracts originated	2,039,386	—	—	2,039,386
Transfers	(2,583,039)	3,237,593	—	654,554

— From stage 1 to stage 2	(2,620,908)	2,620,908	—	—
— From stage 2 to stage 1	81,508	(81,508)	—	—
Net impact on expected credit loss by stage transfers	(43,639)	698,193	—	654,554

Guarantee liabilities de-recognized and other adjusted in the current period (including repayments of loans and guarantee payments)	(1,399,983)	(2,573,179)	—	(3,973,162)
Change in parameters of expected credit loss model	3,238,810	(146,601)	—	3,092,209

As of September 30, 2022	3,697,559	812,537	—	4,510,096

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

34	Convertible promissory note payable

In October 2015, in connection with the acquisition of Gem Alliance Limited, the Company issued a convertible promissory note (the “Notes”) to China Ping An Insurance Overseas (Holdings) Limited (“PAOH”), a subsidiary of Ping An Group, in an aggregate principal amount of USD1,953.8 million. On the same date, PAOH agreed to transfer USD937.8 million of the principal amount of the Note and all rights, benefits and interests attached thereunder to An Ke Technology Company Limited (“An Ke”), a subsidiary of Ping An Group. The Note bears interest paid semi-annually at the rate of 0.7375% per annum. Subject to its terms and conditions, the holders of the Note have the right to convert the Notes into ordinary shares of the Company within the conversion period commencing on the listing day of the Company until the date which is five business days before (and excluding) the eighth anniversary of the issuance date of the Note at the conversion price of USD14.8869 per share, subject to certain anti-dilution adjustments if applicable.

On August 31, 2020, the Company entered into an amendment and supplemental agreement with PAOH and An Ke. In accordance with this agreement, the holders of the Note could only exercise their conversion right one year after the Company’s listing date. This amendment did not have any material impact on the Group’s financial position and results of operations.

On August 20, 2021, the Company, PAOH and An Ke entered into an amendment and supplemental agreement to the share purchase agreement and the Note (the “Third Amendment and Supplemental Agreement”). The Third Amendment and Supplemental Agreement amends the terms of the Note by extending the commencement of the conversion period of the Notes from the date which is one year after the date of the Company’s initial public offering to April 30, 2023.

Following such amendment, each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company, par value USD0.00001 per share (or the American depositary shares representing ordinary shares of the Company), during the period starting from April 30, 2023 until the date which is five (5) business days before (and excluding) October 8, 2023 (the “Maturity Date”), at an initial conversion price of USD14.8869 per ordinary share. Unless converted or purchased and canceled prior to the Maturity Date, the Company shall redeem the Notes at 100% of their principal amounts together with accrued interests on the Maturity Date.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

34	Convertible promissory note payable (Continued)

The Group measured the liability component at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory note payable measured at amortized cost using the effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of December 31, 2020	10,117,188	5,744,955

Interest accrued at effective interest rate	665,534	—
Interest paid	(100,937)	—
Exchange differences	(59,865)	—

Carrying value as of September 30, 2021	10,621,920	5,744,955

Carrying value as of December 31, 2021	10,669,498	5,744,955

Interest accrued at effective interest rate	787,518	—
Interest paid	(94,135)	—
Exchange differences	1,255,908	—

Carrying value as of September 30, 2022	12,618,789	5,744,955

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

35	Optionally convertible promissory notes

On September 30, 2020, the Company issued optionally convertible promissory notes with a principal amount of USD1,158 million (the equivalent of approximately RMB8,219 million) to certain holders of the Company’s Class C ordinary shares as part of the C-round restructuring. The optionally convertible promissory notes will mature on September 30, 2023 and bear interest on the outstanding principal amount at the rate of six percent per annum. The holder of the optionally convertible promissory notes shall have the right (but not the obligation) to require the Company to convert all or any portion of the outstanding principal amount of the optionally convertible promissory notes into the Company’s ordinary shares during the period between the completion of the IPO and September 29, 2023. The number of ordinary shares to be issued is determined by dividing the outstanding principal amounts of the optionally convertible promissory notes so converted by the conversion price of approximately USD30.07 (“Conversion Price”) per share, subject to certain anti-dilution adjustments if applicable. Further, at any time during the period commencing on the first anniversary of the completion of the IPO and ending on September 29, 2023, the Company has the right (but not the obligation) to convert all (but not less than all) of the outstanding principal amount of the optionally convertible promissory notes into the Company’s ordinary shares so long as the closing price of its ordinary share (represented by ADSs) for each of any 20 trading days occurring within a period of 30 consecutive trading days is at least 125% of the Conversion Price. The number of ordinary shares to be issued to the holders of optionally convertible promissory notes under this circumstance is determined by dividing the outstanding principal amount by the applicable Conversion Price, subject to adjustments, if applicable.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

35	Optionally convertible promissory notes (Continued)

The Group measured the liability component of optionally convertible promissory notes at initial recognition based on its best estimate of the present value of the redemption amount and recognized the residual between the fair value of optionally convertible promissory notes and the fair value of the liability component to the equity component to reflect the value of conversion rights. Subsequent to initial recognition, the liability component of convertible promissory note is measured at amortized cost using effective interest rate method with interest expenses recorded in the finance costs. The equity component will not be re-measured subsequently.

	Liabilities	Equity
	RMB’000	RMB’000
Carrying value as of December 31, 2020	7,530,542	1,489,748

Interest accrued at effective interest rate	371,342	—
Interest paid	(210,292)	—
Exchange differences	(44,653)	—

Carrying value as of September 30, 2021	7,646,939	1,489,748

Carrying value as of December 31, 2021	7,405,103	1,489,748

Interest accrued at effective interest rate	383,261	—
Interest paid	(493,134)	—
Exchange differences	867,373	—

Carrying value as of September 30, 2022	8,162,603	1,489,748

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

36	Other liabilities

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Accrued expenses	2,173,256	1,932,596
Derivative financial liabilities	25,772	—
Provisions	110,930	110,930
Others	5,990	211,007

	2,315,948	2,254,533

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

37	Share capital and share premium

	Class A ordinary share			Class B ordinary share (a)			Ordinary share
	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium	Number of shares	Share capital	Share premium
		RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000
As of December 31, 2020	—	—	—	—	—	—	1,231,150,560	77	33,213,426

Retirement of ordinary shares (a)	—	—	—	—	—	—	(35,644,803)	(2)	—
Issuance of ordinary shares for share-based payment (b)	—	—	—	—	—	—	8,000,000	—	—
Exercise of share-based payment	—	—	—	—	—	—	—	—	69,740

As of September 30, 2021	—	—	—	—	—	—	1,203,505,757	75	33,283,166

As of December 31, 2021	—	—	—	—	—	—	1,203,505,757	75	33,365,786

Exercise of share-based payment	—	—	—	—	—	—	—	—	120,250
Cash dividend	—	—	—	—	—	—	—	—	(7,628,334)

As of September 30, 2022	—	—	—	—	—	—	1,203,505,757	75	25,857,702

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

37	Share capital and share premium (Continued)

(a)

The Company’s board of directors previously designated Tun Kung Company Limited, a principal shareholder of the Company, as the entity to hold 35,644,803 shares reserved under the share incentive plans of the Company, pursuant to authorization under the existing plans. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase the 35,644,803 shares held by Tun Kung Company Limited at par value. As of September 30, 2021, all of the treasury shares purchased from Tun Kung Company Limited were retired.

(b)	The Company issued 8 million shares for the future exercise of share-based payments during the nine months ended September 30, 2021, which amounted to RMB517.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

38	Treasury shares

	Shares	Amount
		RMB’000
As of December 31, 2020	35,644,803	2

Repurchase of ordinary shares (a)	30,167,175	3,747,348
Retirement of ordinary shares (Note 37(a))	(35,644,803)	(2)
Issuance of ordinary shares for share-based payment (Note 37(b))	8,000,000	—
Exercise of share-based payment(b)	(1,123,000)	—

As of September 30, 2021	37,044,175	3,747,348

As of December 31, 2021	59,287,314	5,560,104

Repurchase of ordinary shares (a)	1,447,513	82,665
Exercise of share-based payment (b)	(3,151,189)	—

As of September 30, 2022	57,583,638	5,642,769

(a)

In 2021, the Company’s board of directors authorized share repurchase programs under which the Company could repurchase up to an aggregate of USD1 billion of its shares during a specific period of time. As of September 30, 2022, the Company had repurchased 55 million shares for approximately RMB5,643 million under share repurchase programs.

(b)

For the nine months ended September 30, 2021 and 2022, the number of treasury shares of 1,123,000 and 3,151,189 had been used for the exercise of share-based payment with a par value of USD0.00001 per share, respectively, which amounted to RMB73 and RMB208.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

39	Other reserves

	Employee share-based compensation reserve	Translation differences	General reserve	Value of conversion rights – optionally convertible promissory notes (Note 35)	Value of conversion rights – convertible promissory note (Note 34)	Capital reserve and others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2021	615,489	146,580	996,178	1,489,748	5,744,955	(1,574,240)	7,418,710

Exercise of share-based payment	(28,453)	—	—	—	—	—	(28,453)
Foreign operation translation difference	—	(33,716)	—	—	—	—	(33,716)
Appropriation to general reserve	—	—	—	—	—	—	—
Share-based payment	100,597	—	—	—	—	—	100,597

As of September 30, 2021	687,633	112,864	996,178	1,489,748	5,744,955	(1,574,240)	7,457,138

As of January 1, 2022	674,851	174,982	2,785,212	1,489,748	5,744,955	(1,564,753)	9,304,995

Exercise of share-based payment	(61,520)	—	—	—	—	—	(61,520)
Foreign operation translation difference	—	(1,448,370)	—	—	—	—	(1,448,370)
Share-based payment	41,538	—	—	—	—	—	41,538

As of September 30, 2022	654,869	(1,273,388)	2,785,212	1,489,748	5,744,955	(1,564,753)	7,836,643

40	Retained earnings

In accordance with the relevant laws and regulations, each of the Company’s subsidiaries, the Consolidated Affiliated Entities and Subsidiaries of Consolidated Affiliated Entities incorporated in the PRC is required to annually appropriate 10% of its after-tax income to its statutory surplus reserve prior to payment of any dividends, unless such reserve funds have reached 50% of such entity’s registered capital. As of December 31, 2021 and September 30, 2022, the accumulated statutory surplus reserve was RMB4,240 million and RMB4,240 million, respectively. Such reserves are not available for dividend distribution.

41	Commitment

(a)	Financing guarantee commitments

The Group provides financing guarantees services to individuals and small and micro-business owners who successfully obtain loans through the Group’s platform. The following table sets forth the balance of such commitment under the financing guarantee contracts for which the Group does not consolidate the underlying loans.

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Financing guarantee commitments	64,731,369	74,347,563

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

42	Note to consolidated statements of cash flows

(a)	Reconciliation from profit before income tax expenses to cash generated from operating activities:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Profits before income tax	19,060,534	13,616,494
Adjustments for:
Depreciation of property and equipment	142,532	132,701
Depreciation of right-of-use assets	455,830	441,420
Amortization of intangible assets	16,348	8,965
Share of loss/(profit) of associates and joint ventures	29,418	(1,515)
Net gains on sale of property and equipment, and intangible assets	2,133	22,815
Net unrealized losses on financial assets at fair value through profit or loss	233,295	172,414
Non-cash employee benefits expense—share based payment	101,647	42,054
Asset impairment losses	411,596	420,007
Credit impairment losses	3,559,209	7,364,710
Finance cost classified as financing activities	1,294,896	1,612,402
Investment income classified as investing activities	(990,226)	(1,166,108)
Foreign exchange losses/(gains)	45,465	881,709

	24,362,677	23,548,068

Change in operating assets and liabilities, net of effects from purchase of controlled entity:
Increase in loans to customers and accounts and other receivables	(77,450,823)	(11,951,988)
Increase/(decrease) in accounts and other payables	64,751,286	(2,237,191)

	11,663,140	9,358,889

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

42	Note to consolidated statements of cash flows (Continued)

(b)	Net increase in cash and cash equivalents

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Cash and cash equivalents at the end of the period	25,906,467	30,874,533
Less: Cash and cash equivalents at the beginning of the period	(23,785,651)	(26,496,310)

Net increase in cash and cash equivalents	2,120,816	4,378,223

(c)	Cash and cash equivalents

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Cash at bank (Note 16)	30,548,242	45,802,911
Less: Time deposits with original maturities of more than 3 months	(4,643,155)	(14,930,400)
Add: Provision for impairment losses	1,380	2,022

Cash and cash equivalents at the end of the period	25,906,467	30,874,533

(d)	Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for the nine months ended September 30, 2021 and 2022.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

42	Note to consolidated statements of cash flows (Continued)

(d)	Net debt reconciliation (Continued)

	Borrowings	Bond payable	Convertible promissory note payable	Convertible redeemable preferred shares	Lease liabilities	Optionally convertible promissory note	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2020	10,315,445	—	10,117,188	—	979,419	7,530,542	28,942,594

Cash flows	10,038,642	—	(100,937)	—	(480,734)	(210,292)	9,246,679
Acquisitions-leases	—	—	—	—	330,808	—	330,808
Disposals-leases	—	—	—	—	(77,738)	—	(77,738)
Foreign exchange adjustments	(52,962)	—	(59,865)	—	—	(44,563)	(157,390)
Accrued expense	341,152	—	665,534	—	28,725	371,342	1,406,753

As of September 30, 2021	20,642,277	—	10,621,920	—	780,480	7,647,029	39,691,706

As of December 31, 2021	25,927,417	—	10,669,498	—	794,544	7,405,103	44,796,562

Cash flows	7,714,191	2,010,782	(94,135)	—	(455,939)	(493,134)	8,681,765
Acquisitions-leases	—	—	—	—	437,877	—	437,877
Disposals-leases	—	—	—	—	(43,603)	—	(43,603)
Foreign exchange adjustments	986,069	116,520	1,255,908	—	—	867,373	3,225,870
Accrued expense	1,152,775	23,491	787,518	—	31,170	383,261	2,378,215

As of September 30, 2022	35,780,452	2,150,793	12,618,789	—	764,049	8,162,603	59,476,686

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

43	Share-based payment

The employees of the Group participate in share-based compensation plans under which share options and PSUs may be granted.

(a)	Share options

In December 2014 and August 2015, the Board of Directors of the Company approved the establishment of the Phase I Share Incentive Plan (the “2014 Plan”) and the Phase II Share Incentive Plan (the “2015 Plan”) to grant a maximum of 20,644,803 Class A ordinary shares and maximum of 25,000,000 Class A ordinary shares, respectively.The shares reserved for grants under the two plans were treated as treasury shares in the consolidated financial statements.

Options granted under the 2014 Plan and 2015 Plan are valid and effective for 10 years from the date of grant and generally vest evenly over four years. The Group originally determined that the vesting period would commence no later than the grant date and would end either on the date 6 months after the IPO date or on the service condition ending date, whichever was later. Before the IPO, the Group revised the vesting period to reflect the best available estimate of the IPO date. Before the successful IPO, any change in the estimate of the IPO date resulted in an adjustment of share-based compensation expenses on cumulative basis in the period when such change was made.

The Group does not have statutory or constructive obligations to purchase or repay options by cash.

The following table sets forth the changes in the number of outstanding options and the weighted average exercise prices:

	Average exercise price per share option	Number of options (in ’000)
As of December 31, 2020	74.22	21,460

Forfeited during the period	91.15	(1,678)
Exercised during the period	40.24	(925)

As of September 30, 2021	74.38	18,857

As of December 31, 2021	76.12	17,821

Exercised during the period	19.46	(2,695)

As of September 30, 2022	86.22	15,126

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

43	Share-based payment (Continued)

(a)	Share options (Continued)

The Company recognized RMB7 million and RMB17 million in expenses related to share options in nine months ended September 30, 2021 and 2022, respectively. No options expired during the periods covered by the above table. The weighted-average remaining contract life for outstanding share options was 3.95 years as of September 30, 2022. The following table sets forth the outstanding share options as of September 30, 2022 by exercise price:

Exercise price per share option	Number of options (in ’000)
8.00	573
50.00	3,826
98.06	7,905
118.00	2,822

15,126

No share options were granted for the nine months ended September 30, 2021 and 2022.

(b)	PSUs

On September 4, 2019, the Board of Directors of the Company approved the establishment of the 2019 Performance Share Unit Plan (“2019 Plan”) to grant a maximum of 15,000,000 Class A ordinary shares which were reallocated from the 2015 Plan. Such shares were issued to Tun Kung Company Limited on December 24, 2019 and were treated as treasury shares in the consolidated financial statements. On July 21, 2021, the Company’s board of directors approved and authorized the Company to repurchase an aggregate of 35,644,803 shares, which included shares relating to the 2014 Plan, the 2015 Plan and the 2019 Plan, from Tun Kung Company Limited at par value.

For the nine months ended September 30, 2021 and 2022, 1,539,000 PSUs and 39,500 PSUs were granted respectively, which are generally subject to a four-year vesting schedule as determined by the administrator of the plans. The actual number of PSUs provided to a grantee can vary from zero to 100 percent depending on the Group’s performance against certain key performance indicators which are determined annually.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

43	Share-based payment (Continued)

(b)	PSUs (Continued)

The following table sets forth the changes in the number of PSUs and weighted average exercise prices:

	Weighted average grant day fair value	Number of units (in ’000)
Outstanding as of December 31, 2020	140.87	1,958

Granted during the period	83.49	1,539
Forfeited and other changes during the period	211.14	(133)
Exercised during the period	142.18	(96)

Outstanding as of September 30, 2021	110.95	3,268

Outstanding as of December 31, 2021	109.47	3,042

Granted during the period	60.78	40
Forfeited and other changes during the period	376.77	(222)
Exercised during the period	115.15	(347)

Outstanding as of September 30, 2022	84.30	2,513

For the nine months ended September 30, 2021 and 2022, the Company recognized RMB94 million and RMB25 million of expenses related to PSUs, respectively.

Before the Company’s successful IPO, the Group used the discounted cash flow method to determine the underlying equity fair value of the Company. After the IPO, the Group determined the underlying equity fair value of the Company based on its stock price as of the grant date. Based on fair value of the underlying equity, the Group uses Monte Carlo Simulation model to determine the fair value of the share unit as of the grant date. The risk-free rate was estimated based on the yield of the U.S. treasury bond with a maturity date similar to the maturity date of the share unit plus the country risk premium of China. Volatility was estimated at grant date based on the average of the historical volatilities of the comparable companies over a period of time commensurable in length to the time to maturity of the share unit. Dividend yield was estimated based on management’s best estimate at the grant date. The following table sets forth the key assumptions used in the Monte Carlo Simulation model for the share units granted during the nine months ended September 30, 2021 and 2022.

	PSUs granted in nine months ended September 30,
	2021	2022
Risk-free rate	0.94%-1.36%	1.36%-3.37%
Expected volatility rate	55.40%-59.70%	55.40%-60.05%
Expected dividend yield	0.00%	0.00%-3.01%

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

44	Related parties and related party transactions

The following significant transactions were carried out between the Group and its related parties during the months ended September 30, 2021 and 2022.

(a)	Names and relationships with related parties

The following table sets forth the major related parties which have major transactions with the Group during the nine months ended September 30, 2021 and 2022:

Name of related parties	Relationship with the Company
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	Significant influence on the Group and its subsidiaries

44.1	Significant transactions with related parties

Besides the transactions already disclosed elsewhere, the following are the significant related party transactions and balances during the period and as of period end:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Technology platform based income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	813,230	1,230,865
Other income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,856,823	948,898
Investment income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	451,219	335,831
Finance costs-Interest income
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	170,763	172,747
Finance costs-Interest expense
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	5,307	15,848
Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	2,270,676	2,213,054
Other gains/(losses) – net
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	147,249	435,693

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

44	Related parties and related party transactions (Continued)

44.1	Significant transactions with related parties (Continued)

Technology platform based income

Ping An Group is a product provider of the Group’s technology platform. The investment products provided by Ping An Group primarily include private investment funds, insurance products, bank products, trust plans and bank products. Fees are collected from Ping An Group for facilitation of investment products offered on the Group’s technology platform. The Group generally receives service fees based on a certain percentage of the volume of investment products facilitated and loans made by Ping An Group. Such fee is recognized upon successful facilitation.

Other income

Other income mainly comprises income for the account management services provided by the Group to Ping An Group. The Group generally receives the service fees monthly based on the number of accounts managed and the performance of the underlying loans managed by the Group for Ping An Group. In September 2022, the account management service contracts with Ping An P&C were revised as a result of worse-than-expected loan performance. Based on the negotiation with Ping An P&C, the Group agreed to revise the contract and refunded RMB440 million to Ping An P&C and will continue to charge the account management fees based on loan performance for the remainder of 2022.

Net interest income – Interest expense

The interest expense mainly consists of interest paid for borrowings from Ping An Group. These borrowings were used to providing funding for on-balance sheet loans under the Company’s retail credit and enablement business. The interest expenses are calculated based on the effective interest rates and the carrying amount of such borrowings.

Investment income

Investment income mainly consists of investment return received by the Group on investment products issued or managed by Ping An Group.

Finance costs

Ping An Group provides deposit services and financing services to the Group.

Finance costs include interest paid to Ping An Group for borrowings used for businesses other than the retail credit and enablement business, interest paid to Ping An Group for its subscription in the consolidated wealth management products managed by the Group and interest income received from Ping An Group for cash deposited by the Group in Ping An Group. The finance cost is calculated based on the effective interest rates on the outstanding balances.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

44	Related parties and related party transactions (Continued)

44.1	Significant transactions with related parties (Continued)

Sales and marketing expenses, general and administrative expenses, operation and servicing expenses, and technology and analytics expenses

Ping An Group provides a wide spectrum of services to the Group, including but not limited to:

(1) accounting processing and data communication services; (2) transaction settlement and custodian service; (3) office premise rental services; (4) technology support; and (5) HR support. The Group, in return, pays service fees to Ping An Group. The precise scope of service, service fees calculation, method of payment and other details of the service arrangement are agreed between the relevant parties separately.

The services fees paid by the Group to Ping An Group are determine through a bidding procedure according to the internal policies and procedures of the Group. if no tendering and bidding process is required under the Group’s internal policies, they are determined through mutual negotiations between the two parties based on historical fees of such services and comparable market rates.

Other gains/(losses) - net

Other gains/(losses) - net mainly consist of foreign exchange losses due to the foreign exchange swaps provided by Ping An Group.

Leases

Part of the right-of-use assets and lease liabilities are rented from Ping An Group, and are used as workplace.

Convertible promissory note payable

Ping An Group also held a convertible promissory note issued by the Company, which is disclosed in Note 34.

Purchase of financial assets

The Group purchased certain assets management plans, trust plans, mutual funds, private fund and other equity investments, bank wealth management products and corporate bonds managed and/or issued by Ping An Group. Please refer to Note 4.3 for the Group’s maximum exposure related to these investments.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

44	Related parties and related party transactions (Continued)

44.2	Year end balances with related parties

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
Cash
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	9,648,043	17,842,176

Account and other receivables and contract assets and other assets
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,052,127	2,496,837

Payable to platform investors, accounts and other payables and contract liabilities, payable to investors of consolidated structured entities and other liabilities
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	801,748	2,264,048

Financial assets at amortized cost
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	1,279,156	2,503,788

Borrowings
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	—	812,640

Financial assets at fair value through profit or loss
Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries	3,500,726	336,845

On March 7, 2022, the board approved and declared a cash dividend of USD0.68 per ordinary share based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 8, 2022, which amouting to 1,144,226,418 shares, respectively.

On August 4, 2022, the board approved interm cash dividend of USD0.34 per ordinary share for the six-month period ended June 30, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amouting to 1,145,828,907 shares.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

44	Related parties and related party transactions (Continued)

44.3	Key management personnel compensation

Key management includes directors (executive and non-executive) and senior officers. The following table sets forth the compensations paid or payable to key management for employee services:

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Wages and salaries	20,001	14,299
Welfare and other benefits	23,694	20,623

Including: Bonuses	19,335	16,899

Share-based payment	41,427	22,286

	85,122	57,208

45	Dividends

On March 7, 2022, the Company’s board of directors approved and declared a cash dividend of USD0.68 per ordinary share based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on April 8, 2022, which amounting to 1,144,226,418 shares.

On August 3, 2022, the Company’s board of directors approved a semi-annual cash dividend policy to replace its existing dividend policy.

On August 3, 2022, the Company’s board of directors approved an interm cash dividend of USD0.34 per ordinary share for the six-month period ended June 30, 2022, based on the Company’s outstanding shares to shareholders on record as of the close of trading on the New York Stock Exchange on October 13, 2022, which amounting to 1,145,828,907 shares.

No dividend or distribution has been declared or made by the Company or any of the other companies comprising the Group in respect of any period subsequent to September 30, 2022.

46	Contingent liability

Other than as disclosed in the previous notes, the Group did not have any significant contingent liability as of September 30, 2022.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

47	Benefits and interests of directors

The remuneration of each director of the Company includes director’s fees, salaries and bonuses, social security and housing fund, other benefits, and non-monetary benefits.

The director’s fee, salaries and bonuses, social security and housing fund and other benefits incurred by the Group for the nine months ended September 30, 2021 and 2022 are set out as follows:

Nine months ended September 30, 2021:

Name	Director’s fee	Salaries and bonuses	Social security and housing fund	Others benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	10,133	55	1,671	11,859
Gregory Dean Gibb	—	6,885	57	1,514	8,456
Ji Guangheng	—	9,375	61	424	9,860
Li Renjie	—	667	—	175	842
Non-Executive Directors:
Zhang Xudong	375	—	—	—	375
Li Weidong	375	—	—	—	375
Ha Jiming	164	—	—	—	164
Yang Rusheng	375	—	—	—	375
Tang Yunwei	333	—	—	—	333
Li Xianglin	333	—	—	—	333
Sin Yin Tan	—	—	—	—	—
Jason Bo Yao	—	—	—	—	—
Law Eddie Siu Wah	—	—	—	—	—
Peter Jurdjevic	—	—	—	—	—
Li Rui	—	—	—	—	—

	1,955	27,060	173	3,784	32,972

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

47	Benefits and interests of directors (Continued)

Nine months ended September 30, 2022:

Name	Director’s fee	Salaries and bonuses	Social security and housing fund	Others benefits	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors:
Cho Yong Suk	—	10,133	62	1,679	11,874
Gregory Dean Gibb	—	6,885	55	1,039	7,979
Ji Guangheng	—	2,673	23	90	2,786
Non-Executive Directors:
Zhang Xudong	375	—	—	—	375
Li Weidong	375	—	—	—	375
Yang Rusheng	375	—	—	—	375
Tang Yunwei	375	—	—	—	375
Li Xianglin	375	—	—	—	375
Li Rui	—	—	—	—	—
Ou Hanjie	—	—	—	—	—

	1,875	19,691	140	2,808	24,514

Other non-monetary benefits include share options and performance share units (“PSUs”). In the nine months ended September, 2021 and 2022, the total number of shares issued upon the exercise of share options and vesting of PSUs granted to the directors of the Company was 310,700.5 and 1,671,797.5, respectively, with trading prices ranging from USD11.12 per share to USD18.11 per share.

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

48	Parent company only condensed financial information

Parent company only financial statements include condensed financial information as to statements of financial position, cash flows and comprehensive income of a parent company as of the same dates and for the same periods for which unaudited interim consolidated financial statments have been presented.

The Company did not have significant capital and other commitments or guarantees as of September 30, 2022. The subsidiaries did not pay any dividend to the Company for the periods presented.

Condensed Statements of Comprehensive Income

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Investment income	61,186	13,190
Income from subsidiaries and VIEs	14,832,604	11,079,864

Total income	14,893,790	11,093,054

General and administrative expenses	(73,212)	(72,537)
Credit impairment losses	5,624	1,815
Finance costs	(1,035,252)	(1,171,342)
Other gains/(losses)—net	109,856	(336,329)

Total expenses	(992,984)	(1,578,393)

Income before income tax expenses	13,900,806	9,514,661
Less: Income tax expenses	(2,513)	—

Net profit for the period	13,898,293	9,514,661

Net profit attributable to:
Owners of the Company	13,898,293	9,514,661
Other comprehensive income/(loss), net of tax:	—	—
-Exchange differences on translation of foreign operations	(33,716)	(1,448,370)

Total comprehensive income for the period	13,864,577	8,066,291

Total comprehensive income attributable to:
Owners of the Company	13,864,577	8,066,291

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

48	Parent company only condensed financial information (Continued)

Condensed Statements of Financial Position

	As of December 31, 2021	As of September 30, 2022
	RMB’000	RMB’000
ASSETS
Cash at bank	1,813,616	659,459
Financial assets at fair value through profit or loss	383,888	—
Financial assets at amortized cost	8,846,623	5,561,954
Accounts and other receivables and contract assets	4,641,662	4,798,944
Investments accounted for using the equity method	95,872,302	106,625,777

Total assets	111,558,091	117,646,134

LIABILITIES
Borrowings	319,926	502,667
Accounts and other payables and contract liabilities	74,928	2,822,637
Convertible promissory note payable	10,669,498	12,618,789
Optionally convertible promissory notes	7,405,103	8,162,603
Other liabilities	34,941	30,183

Total liabilities	18,504,396	24,136,879

EQUITY
Share capital	75	75
Share premium	33,365,786	25,857,702
Treasury shares	(5,560,104)	(5,642,769)
Other reserves	9,304,995	7,836,643
Retained earnings	55,942,943	65,457,604

Total equity	93,053,695	93,509,255

Total liabilities and equity	111,558,091	117,646,134

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

48	Parent company only condensed financial information (Continued)

Condensed Statements of Cash Flows

	Nine months ended September 30,
	2021	2022
	RMB’000	RMB’000
Cash flows from operating activities
Cash used in operating activities	(75,175)	34,353

Net cash generated from/(used in) operating activities	(75,175)	34,353

Cash flows from investing activities
Capital contribution to consolidated entities	(109,749)	—
Payment for advances to consolidated entities	(3,679,678)	(160,000)
Receipts of repayment of the advances from consolidated entities	5,173,718	3,847,378
Proceeds from sale of investment assets	6,522	418,204
Payment for acquisition of investment assets	(64,713)	—

Net cash generated from/(used in) investing activities	1,326,100	4,105,582

Cash flows from financing activities
Proceeds from issuance of shares and other equity securities	—	—
Proceeds from exercise of share-based payment	26,147	94,139
Proceeds from borrowings	—	134,228
Repayment of interest expenses and borrowings	(365,391)	(607,264)
Payment for dividend declared	—	(4,943,882)
Payment for repurchase of ordinary shares	(4,525,190)	—
Other financing activities	(1,131)	—

Net cash generated from/(used in) financing activities	(4,865,565)	(5,322,779)

Effect of exchange rate changes on cash and cash equivalents	(26,832)	28,687

Net decrease in cash and cash equivalents	(3,641,472)	(1,154,157)
Add: Cash and cash equivalents at the beginning of the period	5,909,811	1,813,616

Cash and cash equivalents at the end of the period	2,268,339	659,459

LUFAX HOLDING LTD

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(CONTINUED)

49	Subsequent events

49.1	Payment of the Consideration of convertible promissory note

In December 2022, the Company, PAOH and An Ke entered into an amendment and supplemental agreement (the “Amendment and Supplemental Agreement”) to amend the terms of the Notes issued in October 2015 (refer to Note 34), pursuant to which the Company agreed to redeem 50% of the outstanding principal amount of the Notes from PAOH and An Ke, and the parties agreed to extend the maturity date and the commencement date of the conversion period of the remaining 50% Notes. As a result, each of the remaining Notes bears interest from the date of issuance, unless otherwise agreed, at the rate of 0.7375% per annum of the principal amount of each of the Notes outstanding from time to time, which will be payable semi-annually until the eleventh anniversary of the issuance date of the Notes. The Notes can be converted into the Shares at any time from April 30, 2026 until the date which is five business days before (and excluding) October 8, 2026, at an initial conversion price of USD14.8869 per ordinary share subject to certain adjustments as set forth in each of the Notes. Unless converted or purchased and cancelled prior to the maturity date, the Company will redeem the remaining 50% outstanding principal amount of the Notes together with accrued interests on the maturity date.

In consideration of the above redemption and the extension of the maturity date and taking into account the fair market value of the Notes determined by the independent valuers, pursuant to the Amendment and Supplemental Agreement, the Company agreed to pay PAOH and An Ke a total amount of approximately US$1,071.1 million (the “Consideration”) together with the unpaid interest accrued on the redeemed notes up to and including the effective date of the Amendment and Supplemental Agreement. The first tranche payment of the Consideration in the total amount of approximately US$535.53 million had been paid in December 2022. It is expected that the remaining Consideration would be paid in March 2023 or such other date(s) within one year after the effective date of the Amendment and Supplemental Agreement as mutually agreed by the Company, PAOH and An Ke.